SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS
Name: Julián Martínez-Simancas
Title: General Secretary and Board Secretary

Date: June 26, 2007

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Press Release issued by Iberdrola, S.A. on June 25, 2007, regarding its merger with Energy East Corporation

Exhibit 99.2	Notification to the Spanish Securities and Exchange Commission dated June 25, 2007, regarding the authorization of the merger with Energy East Corporation by the board of directors of Iberdrola, S.A.

Exhibit 99.3	Agreement and Plan of Merger dated as of June 25, 2007 by and among Iberdrola, S.A., Green Acquisition Capital, Inc. and Energy East Corporation

Exhibit 99.4	Notification to the Spanish Securities and Exchange Commission dated June 26, 2007, regarding the third execution of the capital stock increase of Iberdrola, S.A. and the admission to listing of the new shares on the Bolsas de Valores

Exhibit 99.5	Shareholder Information Pack dated May 2007

Exhibit 99.1

PRESS RELEASE

25 June 2007

The Board of Directors of the Spanish company unanimously endorsed the offer, which has already been approved by Energy East’s Board

IBERDROLA REACHES FRIENDLY AGREEMENT TO ACQUIRE 100% OF U.S.

UTILITY ENERGY EAST

KEY ASPECTS

Energy East operates in the distribution, generation and supply businesses in five U.S. States: New York, Maine, Massachusetts, New Hampshire and Connecticut

IBERDROLA will pay 3.4 billion euros in cash (28.50 US $ per share), as well as assume Energy East’s debt of 3 billion euros

The transaction, subject to approval by Energy East’s shareholders and to receipt of the necessary authorizations, is expected to close in 2008

IBERDROLA Chairman Ignacio Galán said “the transaction enhances our international expansion and consolidates our position as one of the world’s leading electricity companies”

IBERDROLA GROWTH

As a result of this transaction, for which contacts began in the summer of 2006, IBERDROLA will become one of the largest electricity operators in the world with an enterprise value, as of today, of approximately €83 billion

IBERDROLA will also increase its distributed energy volumes by 25%, with its customer base rising to over 27 million and will enhance its generating capacity to nearly 42,000 MW

Communications

The Boards of IBERDROLA and US company Energy East, meeting today in Madrid and New York, respectively, have agreed on the integration of Energy East in the Group IBERDROLA, whereby IBERDROLA will acquire 100% of Energy East. The Board of IBERDROLA has unanimously endorsed the proposal of its Chairman and CEO, Ignacio Galán, to make an offer for the US utility, immediately approved afterwards by Energy East’s Board.

For the purpose of integrating Energy East in the Group, IBERDROLA will provide the necessary financial resources to its subsidiary in the United States Green Acquisition Capital Inc.

This friendly transaction, which will be effected via a merger of Green Acquisition Capital Inc. into Energy East, values each Energy East share at 28.50 dollars (€21.08) and the ordinary share capital at approximately 4,500 million dollars (€3,400 million). This represents a premium of 20.2% over the average share price of the company over the past 30 days (27.4% over last Friday’s closing price). The transaction is valued at €3.4 billion, which added to a debt of €3 billion gives Energy East an enterprise value of €6.4 billion.

The Board of IBERDROLA, which today unanimously approved the transaction, praised the capacity of the Chairman and the management team not only in agreeing two consecutive friendly transactions in less than a year but also in improving the profile of the Company. The Board will analyze different financing alternatives for the transaction and select the one which best meets the Company’s requirements from the point of view of maintaining its financial solidity and ratings.

The IBERDROLA Board highlighted the achievements of a management team that has in a very few years succeeded in driving the Company’s transition from a Spanish group to a multinational company. From €12 billion in market capitalization it has grown to €50 billion with a more balanced mix of activities between regulated and non-regulated business and with a geographical diversity.

The agreement between IBERDROLA and Energy East, for which Banc of America Securities and ABN AMRO acted as advisers to IBERDROLA, is subject to approval by the Shareholders of Energy East. Due to the fact that Energy East and its subsidiaries operate in a regulated sector, the relevant authorizations will be required. This process is expected to be completed during 2008.

Platform for growth

IBERDROLA chairman Ignacio Galán said that “the transaction with Energy East fits with the philosophy of our Strategic Plan, will serve to enhance the international expansion we initiated several years ago, essentially in deregulated markets with stable growth, and consolidate our position as one of the world’s leading electricity companies.”

Communications

Galán said “the United States represent an important opportunity for growth, and the acquisition of Energy East is a step forward in our strategy of building an Atlantic platform.”

Galán said “the acquisition of Energy East will allow IBERDROLA to strengthen its commitment to shareholders, improving Group results, dividend and profitability. It will also enhance its commitment to customers, through improved quality of supply, and to society, contributing to sustainable development thanks to our world leadership in renewable energy and to increased investments devoted to reducing emissions”.

“IBERDROLA has a strong record of working with local communities to address their energy needs and reach their renewable targets; we welcome Energy East’s employees and look forward to leveraging our combined experience to help to address some of the most challenging energy and environmental issues in the Northeastern U.S.,” he said.

Wesley von Schack, Chairman and Chief Executive Officer of Energy East, said “this transaction is a unique opportunity to deliver enhanced value to Energy East’s shareholders, and to build a stronger future for our company, employees and the States we serve.”

“Policymakers now recognize the need for our industry to make significant investments in our energy infrastructure. Our objective is to team with the States in which we do business to help meet the goals they have established to increase renewable sources of energy, improve energy efficiency and invest in a secure and reliable energy infrastructure.” “We believe our combination with IBERDROLA will not only accelerate our progress but will transform the way we do business,” he said.

Von Schack added that “furthermore, while IBERDROLA is a global energy company, its operations are managed locally; I’m therefore delighted to assure Energy East’s 3 million customers that they can continue to rely on the same local people whom they’ve come to know and trust to provide exceptional customer service,” he said.

An integrated company

Energy East is a company incorporated under New York State law and its shares trade on the New York Stock Exchange. It is the parent company for a group of companies dedicated to production, distribution and sales of electricity and natural gas in five states in the northeast of the United States: New York, Maine, Massachusetts, New Hampshire and Connecticut.

Energy East has 1,825,000 electric points of supply, a transmission network of 13,243 kilometers and 125,613 kilometers in distribution, and in 2006 it distributed a total of 40,450 gigawatt hours (GWh). The company has a generation capacity of 555 megawatts (MW).

Communications

Energy East also carries out gas distribution, with 920,300 points of supply. It has a distribution network amounting to 39,657 kilometers and last year distributed 5.20 bcm. It also has a gas transport network of 295 kilometers.

Exceptional opportunity

The transaction accelerates the achievement of the internationalization objective in IBERDROLA’s Strategic Plan and fits with its objective of expanding its presence in the U.S. market, especially in the wind power sector, approved in October 2006. The acquisition of Energy East builds on the recent purchase of ScottishPower. Preliminary work related to the transaction began in early 2006 and contacts started last summer have continued until the present date due to the prior need to complete the acquisition of the Scottish company.

The integration of Energy East, with over three million customers, in the IBERDROLA group enhances the Spanish Company’s position in the world energy market and in the United States in particular, a country where the Company is already the second largest operator in wind energy, one of the most relevant agents in the gas storage business and with operations in thermal generation. Furthermore, it will strengthen IBERDROLA’s position in gas trading, as well as increase the number of electricity points of supply by 1,825,000 and gas points of supply by 920,300, while increasing the Group’s generating capacity.

The operation gives IBERDROLA an excellent opportunity to acquire a vertically integrated company with complementary capacities in the U.S. market and significant scope for future investment in generating capacity and in new networks. The agreement will allow IBERDROLA to diversify not only geographically (Spain, UK, North America and Latin America), but also in generating technologies (nuclear, coal, wind, hydro and gas), and will allow the Group to combine a better mix of regulated and non regulated businesses.

IBERDROLA believes that the friendly agreement with Energy East will be strategically attractive and contribute to the Company’s development in the U.S. market. Following the acquisition, the new IBERDROLA group will consolidate its position as one of the largest electricity operators in the world, with an enterprise value, as of today, of over 83 billion euros.

The Company will also increase its distributed energy to 210 terawatts hour (TWh) a year, an increase of 25% over the 170 TWh currently distributed, enhance its number of customers to 27 million worldwide: 24 million electricity customers (+8% from the 22 million currently) and three million gas customers (+40%), as well as increasing its electricity generating capacity to close to 42,000 MW.

The transaction will allow IBERDROLA the tax optimization of its current position in renewable energy in the U.S. With the integration of ScottishPower and the acquisition of other companies, IBERDROLA is the second largest wind energy operator in the United States with close to 1,700 MW of operating capacity and a pipeline in development of more than 19,000 MW in renewables.

Communications

IBERDROLA acquired three renewable energy companies in the United States over the last twelve months: in May 2006 it bought Pennsylvania-based Community Energy (CEI), in October it bought MREC Partners (as well as Midwest Renewable Energy Projects, a company in which MREC has a shareholding) of Iowa, and in April 2007 it bought control of CPV Wind Ventures LLC, headquartered in Maryland. In addition it also incorporated Oregon-based PPM, a subsidiary of ScottishPower.

IBERDROLA ENERGY EAST

Maine

New York

Massachusetts Connecticut

Wind projects Gas storage

Thermal generation

Thermal generation Transmission & Distribution

Hydroelectric generation

In connection with the proposed transaction, IBERDROLA may be required to file relevant documents with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.

In connection with the proposed transaction, Energy East will file a proxy statement with the Securities and Exchange Commission. Before making any voting or investment decision, investors and security holders of Energy East are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the Securities and Exchange Commission, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. A definitive proxy statement will be sent to the shareholders of Energy East in connection with the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Energy East at the Securities and Exchange Commission’s Web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained for free from Energy East by directing such request to Energy East, 52 Farm View Drive, New Gloucester, ME 04260, Attention Marc Siwak.

Communications

Energy East, its directors, executive officers and other members of its management, employees, and certain other persons may be deemed to be participants in the solicitation of proxies from Energy East shareholders in connection with the proposed transaction. Information about the interests of Energy East’s participants in the solicitation is set forth in Energy East’s proxy statements and Annual Reports on Form 10-K, previously filed with the Securities and Exchange Commission, and in the proxy statement relating to the transaction when it becomes available

FORWARD LOOKING STATEMENTS

This communication contains forward-looking information and statements about Energy East and Iberdrola S.A. and their combined businesses after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Energy East Corporation and Iberdrola, S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Energy East Corporation and Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Energy East Corporation and Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Energy East and Iberdrola, S.A. to their regulators and under “Risk Factors” in their annual and quarterly reports filed with the SEC. Except as required by applicable law, neither Energy East nor Iberdrola, S.A. undertakes any obligation to update any forward-looking information or statements.

In addition to the risks and uncertainties set out in SEC reports or periodic reports, the proposed transaction described in this release could be affected by, among other things, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Energy East Corporation and others related to the merger agreement; failure to obtain shareholder approval or any other failure to satisfy other conditions required to complete the merger, including required regulatory approvals; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and the amount of the costs, fees, expenses and charges related to the merger.

About Iberdrola: Iberdrola is a global utility with activities in the full value chain of the electricity business from generation to distribution. The main markets where the company operates are Spain, the UK, the US, Mexico and Brazil. Globally the company has approximately 22 million electricity points of supply and almost 40,000 MW of generation capacity of which over 6,500 MW are from renewable energies, showing the strong commitment of the company to the environment.

About Energy East: Energy East Corporation is a respected super-regional energy services and delivery company serving about 3 million customers in the US throughout upstate New York and New England. By providing outstanding customer service and meeting customers’ energy requirements in an environmentally-responsible manner, Energy East will continue to be a valuable asset to the communities it serves.

Communications

Exhibit 99.2

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Paseo de la Castellana, 19

28046 Madrid

Bilbao, June 25, 2007

NATIONAL SECURITIES MARKET COMMISSION – Significant Event

Dear Sirs:

Pursuant to the provisions of Section 82 of Law 24/1988, of July 28, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores) and related provisions, we hereby advise you that on June 25, 2007, the Boards of Directors of IBERDROLA, S.A. (hereinafter, “Iberdrola” or the “Company”) and of ENERGY EAST CORPORATION (“Energy East”) reached an agreement on the terms of an offer whereby Energy East will be combined with the Iberdrola group and Iberdrola will become the holder of all of the shares of Energy East (the “Transaction”). Pursuant to such agreement, the Board of Directors of Energy East will recommend the Transaction to its shareholders in accordance with the terms of the agreement.

I.	Description of the Transaction

Energy East is a U.S. company the shares of which are listed on the New York Stock Exchange (NYSE) (ticker: EAS), and that is the parent of a group of companies dedicated to the production, distribution and supply of electric power and natural gas.

As provided in the agreement reached with Energy East, Iberdrola will acquire 100% of the shares of Energy East and Energy East shareholders will receive, in consideration for their shares, a cash amount to be determined in accordance with the following equation:

For each share of Energy East:	28.50 U.S. dollars (21.08 euros1)

Under the Transaction, each share of Energy East is valued at twenty-eight U.S. dollars with fifty cents 28.50 U.S. dollars (twenty-one euros with eight cents (21.08 euros)) and the common stock of Energy East is valued at, approximately, four thousand five hundred and sixty (4,560) million U.S. dollars (three thousand three hundred and seventy-three (3,373) million euros). Thus, these terms represent a premium:

(i)	of twenty-seven point four (27.4) per cent. over the closing price of twenty-two U.S. dollars with thirty-seven cents (22.37 U.S. dollars) (sixteen euros with fifty-five cents (16.55 euros)) per share of Energy East as of June 22, 2007 (the last business day prior to the date of this notice of significant event); and

[1]	At an exchange rate of 1 U.S. dollar: 0.7397 euro cents. Such exchange rate (prevailing on May 29, 2007) has been used to convert amounts in euros and U.S. dollars in this notice of significant event.

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(ii)	of twenty point two (20.2) per cent. over the average price per share of Energy East during the thirty days preceding June 22, 2007, which was twenty-three U.S. dollars with seventy cents (23.70 U.S. dollars) (seventeen euros with fifty-three cents (17.53 euros)) per share of Energy East.

Iberdrola believes that the combination with Energy East is strategically attractive. The Transaction will contribute to Iberdrola’s development in the North American market. In particular, the combination of Energy East and Iberdrola will:

-	reinforce Iberdrola’s leadership position in the electricity market in terms of enterprise value;

-	increase Iberdrola’s presence in the American market, with an additional 1,825,000 electricity supply points and 920,300 gas supply points;

-	increase total installed generating capacity by 555 MW; and

-	have a positive effect on earnings per share and cash flow per share before any possible savings or optimization stemming from the Transaction.

II.	Rationale and reasons for the Transaction

The Transaction, which is in line with Iberdrola’s focus on international expansion and its interest in increasing its presence in the U.S. market, will accelerate the achievement of the objectives outlined in the Company’s 2007-2009 Strategic Plan, and will allow the tax optimization of Iberdrola’s current position in renewable energies in the U.S.

The combination of Energy East with the Iberdrola Group will:

•

reaffirm Iberdrola’s position in the global energy market and in the U.S. market, where Iberdrola has operations in the areas of wind power, thermal generation and the gas trading and storage business;

•	strengthen Iberdrola’s position in the supply and acquisition of gas;

•	increase the number of electricity supply points by 1,825,000 (up to 23.7 million electricity supply points) and of gas supply points by 920,300; and

•	increase the generating capacity of the Iberdrola Group up to circa 40,000 MW, of which more than 6,500 will be from renewable energies.

The proposed combination provides Iberdrola with an exceptional opportunity to acquire a vertically-integrated company, with complementary capabilities in the U.S. market and with significant opportunities for future investment in generating capacity and in new networks. The combination of Energy East with Iberdrola will allow the Iberdrola Group to increase its diversification in terms of:

•	geographic scope (Spain, the United Kingdom, Central America, North America and South America);

•	generation’s technologies mix (nuclear, coal, wind, water and gas); and

•	business mix (regulated and non-regulated).

Iberdrola will be able to draw upon the considerable experience of Energy East in regulated markets as well as upon its strong capabilities in retail sales and supply. Likewise, Energy East will benefit from Iberdrola’s highest-quality standards in the generation and supply business.

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III.	Structure of the Transaction

Iberdrola and Energy East have executed a merger agreement (the “Merger Agreement”) setting forth the terms and conditions of the agreement reached by both companies and pursuant to which the Transaction will be carried out.

In order to carry out the combination of Energy East with the Iberdrola group, Iberdrola has incorporated a subsidiary in the United States (GREEN ACQUISITION CAPITAL, INC., “Green”) and will provide it with the financial resources needed to implement the Transaction. The acquisition of the shares of Energy East by Iberdrola will be carried out in accordance with the provisions of the Merger Agreement, by means of a merger of Green (merged company) into Energy East (merging company).

The above-mentioned merger, which will be governed by the laws of the State of New York (United States), will have the following effects, among others:

(i)	it will extinguish the legal existence of Green;

(ii)	the assets of Green will be transferred en bloc to Energy East;

(iii)	the shares of Energy East that are outstanding at the time immediately prior to the merger will be cancelled, and will give their holders the right to receive twenty-eight U.S. dollars with fifty cents (28.50 U.S. dollars) (twenty-one euros with eight cents (21.08 euros)) in cash per share of Energy East so cancelled; and

(iv)	the shares of Green outstanding at the time immediately prior to the merger will be converted into shares of Energy East, such that Iberdrola will become the holder of one hundred (100) per cent. of the capital stock of Energy East.

The Transaction, in which ABN AMRO CORPORATE FINANCE LIMITED and BANC OF AMERICA SECURITIES LLC act as Iberdrola’s advisors, is subject to approval by the General Shareholders’ Meeting of Energy East. Additionally, and given that Energy East and the companies within its group carry out their activities within an industry that is highly regulated and supervised by the federal authorities, the state authorities in each of the states in which the group operates (Maine, New York, Massachusetts, New Hampshire and Connecticut) and local authorities, it will be necessary to obtain the required authorizations from the competent authorities in order to complete the Transaction. In this regard, it is expected that such authorizations from the relevant authorities will be obtained during 2008.

IV.	Information regarding Energy East

Energy East is a company incorporated under the laws of the State of New York (United States), the shares of which are listed on the New York Stock Exchange (ticker: EAS). Energy East is the parent of a group of companies dedicated to the production, distribution and supply of electric power and natural gas. The Energy East group carries out its activities in the following states of the northeastern region of the United States: New York, Maine, Massachusetts, New Hampshire and Connecticut.

As regards the operating data on the electricity business of Energy East, it has 1,825,000 supply points, a transmission network of 13,243 km. and a supply network of 125,613 km. In 2006, the electricity supplied by Energy East came to 40,450 GWh. In addition, Energy East has a generating capacity of 555 MW.

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Energy East also carries out gas supply activities, now having 920,300 supply points. It has a supply network of 39,657 km., and in 2006, the volume of gas supplied came to 5.20 bcm. In addition, it has a gas transmission network of 295 km.

The table below shows the supply points of Energy East by subsidiary:

Supply points	Electricity	Gas
NYSEG	870,000	257,000
RG&E	359,000	297,000
SCG	-	175,000
CMP	596,000	-
Berkshire	-	36,300
CNG	-	155,000

TOTAL	1,825,000	920,300

Legend:

“NYSEG”: New York State Electric & Gas Corporation

“RG&E”: Rochester Gas and Electric Corporation

“SCG”: The Southern Connecticut Gas Company

“CMP”: Central Maine Power Company

“Berkshire”: Berkshire Energy Resources

“CNG”: Connecticut Natural Gas Corporation

The contribution of the electricity business to the EBITDA, Net Income and Total Assets of Energy East is equal to approximately sixty-five (65) per cent. Below are the figures for each indicator by type of business (exclusive of the figures for the holding company and other non-regulated businesses):

Million euros	Electricity		Gas		Total
EBITDA	486	66%	250	34%	735
Net Income	167	71%	68	29%	234

Total Assets	4,952	63%	2,851	37%	7,804

V.	Financing of the Transaction

The total consideration that must be paid to the shareholders of Energy East in order for Iberdrola to acquire one hundred (100) per cent. of the capital stock of Energy East is four thousand five hundred and sixty (4,560) million U.S. dollars (three thousand three hundred and seventy-three (3,373) million euros).

The proceeds required to finance the Transaction will be obtained by means of the structure that best suits the needs of Iberdrola. In this regard, Iberdrola is currently analyzing different structures, including issues of debt, credit facilities, a capital increase or a combination of any of the foregoing.

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VI.	Terms and conditions of the Transaction

The Merger Agreement contains the customary terms and conditions in this type of transaction.

In particular, Energy East has agreed to pay Iberdrola a termination fee of forty-five (45) million U.S. dollars (approximately thirty-three point twenty-nine (33.29) million euros) in the following events (among others):

(a)	if, after the date of this notice, a proposed acquisition of Energy East by a third party is announced and after such announcement (provided that such proposed acquisition has not been withdrawn), Iberdrola and/or Energy East decide(s) to terminate the Merger Agreement because:

-	the merger of Energy East with Green has not been consummated within twelve months following the date of this notice (provided that all of the conditions required for the closing of the Transaction other than obtaining the required authorizations have been met, neither party has extended the aforementioned twelve-month period for an additional period of six months for purposes of obtaining such authorizations and the party terminating the Merger Agreement has not breached its obligations thereunder); or

-	the Transaction is not approved by the General Shareholders’ Meeting of Energy East,

and during the twelve months following the termination of the Merger Agreement, Energy East reaches an agreement with the third party in question with respect to the proposed acquisition or during the three months following such termination, Energy East reaches an agreement related to a takeover proposal with any other person; or

(b)	if, after the date of this notice, a proposed acquisition of Energy East by a third party is announced and while such proposed acquisition has not been withdrawn, Iberdrola terminates the Merger Agreement as a result of (i) the lack of veracity of the representations and warranties of Energy East under the Merger Agreement; (ii) the breach by Energy East of its obligations under the Merger Agreement which may not be cured before the execution of the merger;

(c)	if Energy East does not recommend or does not confirm its recommendation to the shareholders regarding the offer made by Iberdrola, or recommends an offer made by a third party, pursuant to the terms and subject to the conditions of the Merger Agreement; or

(d)	if Energy East terminates the Merger Agreement as a result of the signing of an acquisition agreement with respect to an offer made by a third party that is higher than that of Iberdrola.

Yours truly,

[Seal of IBERDROLA’s Secretary]

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IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

This communication contains forward-looking information and statements about IBERDROLA, S.A., including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although IBERDROLA, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of IBERDROLA, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of IBERDROLA, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by IBERDROLA, S.A. to the COMISIÓN NACIONAL DEL MERCADO DE VALORES.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of IBERDROLA, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to IBERDROLA, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to IBERDROLA, S.A. on the date hereof. Except as required by applicable law, IBERDROLA, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with a potential transaction involving ENERGY EAST CORPORATION, IBERDROLA, S.A. may be required to file relevant documents with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from IBERDROLA, S.A., without charge, once they are filed with the SEC.

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Exhibit 99.3

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of June 25, 2007

among

IBERDROLA, S.A.,

GREEN ACQUISITION CAPITAL, INC.

and

ENERGY EAST CORPORATION

i

SECTION 7.13 No Limitation on Other Representation	61
Exhibit A: Form of Employment Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 25, 2007 (this “Agreement”), is among IBERDROLA, S.A., a corporation (sociedad anónima) organized under the Laws of the Kingdom of Spain (“Parent”), GREEN ACQUISITION CAPITAL, INC., a New York corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and ENERGY EAST CORPORATION, a New York corporation (the “Company”) (Parent, Merger Sub and the Company being hereinafter collectively referred to as the “Parties”). Certain terms used in this Agreement without definition shall have their meanings as defined in Section 7.11.

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors or similar governing bodies of Parent, Merger Sub and the Company each deems it advisable that Parent acquire the Company on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, in furtherance thereof it is proposed that such acquisition be accomplished by the merger of Merger Sub with and into the Company, with the Company as the surviving corporation, in accordance with the New York Business Corporation Law (the “NYBCL”), pursuant to which all of the shares of common stock, $0.01 par value, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (each, a “Share” and, collectively, the “Shares”) (other than certain Shares as provided in Section 1.7(b)) will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions provided for in this Agreement (the “Merger”); and

WHEREAS, the respective Boards of Directors or similar governing bodies of Parent (on its own behalf and as the sole shareholder of Merger Sub), Merger Sub and the Company have each approved this Agreement and the Merger;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NYBCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York time) on a date to be specified by the Parties (the “Closing Date”), which date shall be no later than the second (2nd) business day after satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005, unless another time, date or place is agreed to in writing by the Parties.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, the Company as the Surviving Corporation shall duly prepare and execute a certificate of merger in accordance with the relevant provisions of the NYBCL (the “Certificate of Merger”) and on the Closing Date file the Certificate of Merger with the Secretary of State of the State of New York. The Merger shall become effective upon such filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 906 of the NYBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 4.9).

SECTION 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

SECTION 1.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub or the Company:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Certain Company Capital Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock and any Shares owned by Parent, Merger Sub, any Subsidiary of Parent or any Subsidiary of the Company shall be automatically canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Merger Consideration. Each Share, including each restricted share of Company Common Stock granted under Company Plans (other than Shares to be canceled in accordance with Section 1.7(b)), shall automatically be converted into the right to receive $28.50 in cash, without interest (the “Merger Consideration”), payable to the holder of such shares of Company Common Stock in the manner provided in Section 1.8. All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, in accordance with this Agreement.

(d) Adjustment to Prevent Dilution. If after the date hereof and on or prior to the Effective Time, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for Company Common Stock shall be changed into a different number of shares or a different class by reason of any merger, issuer tender, exchange offer, consolidation or other business combination, reclassification, recapitalization, stock-split (including a reverse stock-split), split-up, combination or exchange of shares, or any dividend or distribution payable in stock or other securities is declared thereon with a record date within such period, or any similar event shall occur, the Merger Consideration will be adjusted accordingly to provide to the shareholders of the Company the same economic effect, including any premiums, as contemplated by this Agreement prior to such event.

SECTION 1.8 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate and enter into an agreement with a bank or trust company reasonably acceptable to the Company to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) to receive, on terms reasonably acceptable to the Company, for the benefit of holders of Shares, the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 1.7(c). Parent shall deposit, or cause to be deposited, such aggregate Merger Consideration with the Paying Agent prior to the Effective Time. Such aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) money market funds investing solely in a combination of the foregoing. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent. No such investment or loss thereon shall affect the Merger Consideration and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this clause (a).

(b) Exchange Procedures. Promptly after the Effective Time (but in no event more than three (3) business days thereafter), the Surviving Corporation shall cause the Paying Agent to (i) mail to each holder of Shares represented by book-entry on the records of the Company or the Company’s transfer agent on behalf of the Company (“Book-Entry Shares”), whose shares were converted pursuant to Section 1.7(c) into the right to receive the Merger Consideration, a check in the amount of the number of Shares held by such holder as Book-Entry Shares multiplied by the Merger Consideration and (ii) mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”), whose shares were converted pursuant to Section 1.7(c) into the right to receive the Merger Consideration: (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify prior to the Effective Time); and (y) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration to which such holder is entitled pursuant to Section 1.7(c). Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder has a right to receive pursuant to Section 1.7(c) (less any applicable withholding Taxes in accordance with Section 1.8(g)), without interest, for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition of payment that (i) the Certificate so surrendered will be properly endorsed or will otherwise be in proper form for transfer and (ii) the Person requesting such payment will have paid to Parent or any agent designated by Parent any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or will have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not payable. Until surrendered as contemplated by this Section 1.8, each Certificate shall be deemed at any time from and after the Effective Time to represent only the right to receive the Merger Consideration in cash, without interest, as contemplated by this Article I. For the avoidance of doubt, no interest shall accrue or be paid on the amounts payable pursuant to this Section 1.8 upon surrender of a Certificate.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of Shares upon the surrender for exchange of Certificates in accordance with the terms of this Article I, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares or Certificates that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 1.8(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article I.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder of the Shares formerly represented by such Certificate is entitled pursuant to this Article I.

(e) Termination of Fund. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it, upon demand, any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, without any interest thereon, that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of all claims or interests of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the Parties, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Except as provided in Section 4.14, each of the Parties, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares pursuant to the Merger such amounts as they may be respectively required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of applicable state, local or foreign Tax Law; provided however, that any such Taxes that are imposed as a result of or arising out of Parent not being a U.S. person (as such term is defined pursuant to Section 7701(a)(30) of the Code (and any similar provisions of state or local law)) or with respect to any transfer of funds between Parent and Merger Sub shall be solely the liability of Parent and neither Parent nor Merger Sub shall deduct any such amounts from the amounts paid for the

Shares. Subject to the above proviso, to the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

(h) Further Action. After the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 1.9 Effect on Company Equity Plans. As soon as practicable after the date hereof, the Company shall take all actions necessary to provide that:

(a) Stock Options. Each option or other right of any kind to acquire shares of Company Common Stock under the Company Stock Plans that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable), and the tandem stock appreciation rights issued with each such option (collectively, the “Company Employee Stock Options”) shall be terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Company Employee Stock Option. The Option Consideration shall be paid as soon after the Effective Time as shall be practicable, without interest. Notwithstanding the foregoing, Parent and the Company shall be entitled to deduct and withhold from the Option Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign Tax Law. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Company Employee Stock Option, an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Company Employee Stock Option. From and after the Effective Time, no such Company Employee Stock Option shall be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Consideration, and prior to the payment of such Option Consideration, the Company shall obtain all necessary consents to ensure that former holders of such Company Employee Stock Options will have no rights other than the right to receive the Option Consideration by taking all actions determined by the Company Board (or, if appropriate, any committee thereof administering any Company Plan under which shares of Company Common Stock or equity-based awards may be issued) to be necessary or appropriate under the provisions of the relevant Company Stock Plans regarding termination of Company Employee Stock Options in connection with certain corporate transactions. As of the Effective Time, any Company Employee Stock Option with an exercise price equal to or greater than the Merger Consideration shall be canceled without consideration and be of no further force or effect. As soon as practicable after the Effective Time, Parent shall deliver or cause to be delivered to each holder of a canceled Company Employee Stock Option an appropriate notice setting forth such holder’s rights, if any, to receive cash payments with respect to such Company Employee Stock Options pursuant to the Company Plans and this Section 1.9(a).

(b) Director Share Plan. Each Phantom Share outstanding immediately prior to the Effective Time under the Company’s Director Share Plan shall be converted into the right to receive the Merger Consideration in accordance with Section 1.8. Subject to Section 1.8(g), which shall apply to the Merger Consideration paid for a Phantom Share, all amounts payable pursuant to this Section 1.9(b) shall be paid as promptly as practicable following the Effective Time, without interest, or to the extent of any elections made prior to the Effective Time, paid in accordance with the Company’s Deferred Compensation Plan—Director Share Plan.

(c) Restricted Stock. As of the Effective Time, each share of Company Common Stock outstanding immediately prior to the Effective Time that is subject to future vesting requirements, risk of forfeiture back to the Company, a right of repurchase by the Company or similar restrictions (each, a share of “Restricted Stock”) which have not lapsed immediately prior to the Effective Time shall become fully vested and free of all restrictions and converted at the Effective Time into the right to receive the Merger Consideration, without interest, in accordance with Section 1.8. Notwithstanding the foregoing, Parent, the Company and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign Tax Law.

(d) Employee Stock Purchase Programs. With respect to each employee stock purchase plan maintained by the Company or any of its Subsidiaries (each, an “ESPP”), each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock immediately prior to the Effective Time in accordance with the terms of the relevant ESPP, and the shares of Company Common Stock purchased thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration, without interest, in accordance with Section 1.8. Except as specified on Section 1.9(d) of the Company Disclosure Letter, the Company shall use its commercially reasonable efforts to cause all ESPPs to terminate at the Effective Time, so that no further purchase rights shall be granted or exercised under such ESPPs thereafter. Subject to applicable confidentiality, legal and regulatory requirements, the Company shall cooperate with and provide such information to Parent relating to all ESPPs as Parent reasonably requires in order to plan and make proposals to participants of the ESPPs and, if necessary, to communicate with such participants in respect to such proposals.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that except as set forth in (a) the letter, dated as of the date hereof, delivered by the Company to Parent simultaneously with the execution and delivery of this Agreement (the “Company Disclosure Letter”), with specific reference to the particular Section or clause of this Agreement to which the information set forth in such letter relates, (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), or (b) the Company SEC Documents filed by the Company with, or furnished by the Company to, the U.S. Securities and Exchange Commission (the “SEC”) at any time on or after January 1, 2004 through the date hereof and publicly available on the website of the SEC through the Electronic Data Gathering, Analysis and Retrieval System prior to the date hereof (the “Filed Company SEC Documents”), other than risk factor disclosure contained in any such Filed Company SEC Document under the headings “Risk Factors”, “Forward Looking Statements” or any similar sections and any other disclosure that is predictive or forward-looking in nature; provided, however, that nothing in the Filed Company SEC Documents shall be deemed to qualify, or be deemed to have been disclosed for the purposes of, Sections 2.2 or 2.3:

SECTION 2.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York and has all requisite corporate power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as it is being conducted as of the date hereof. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased or held under license by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

(b) Each of the Company’s Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased or held under license by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 2.1(b) of the Company Disclosure Letter sets forth a true and complete list of each such Subsidiary, the jurisdiction of incorporation or organization of such Subsidiary and the Company’s interest therein. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary (except for directors’ qualifying shares or the like) are duly authorized, have been validly issued, are fully paid, nonassessable and free of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Company Charter Documents or any Contract to which such Subsidiary is a party or otherwise bound, and are owned directly or indirectly by the Company beneficially and of record free and clear of any and all liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind or nature whatsoever (each a “Lien”) and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and other applicable securities Laws and rules and regulations promulgated thereunder.

(c) Each Joint Venture of the Company or any of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is being conducted as of the date hereof. Each Joint Venture of the Company or any of its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased or held under license by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, all of the Shares of Capital Stock or other equity interests which the Company or any of its Subsidiaries owns in a Joint Venture are duly authorized, validly issued, fully paid and nonassessable.

(d) The Company has previously made available to Parent complete and correct copies of the certificate of incorporation and bylaws (or other comparable organizational documents) of the Company and each of its Subsidiaries, as amended to the date hereof (collectively, the “Company Charter Documents”).

SECTION 2.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 300,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on June 20, 2007 (the “Measurement Date”): (i) 158,364,908 shares of Company Common Stock were issued and outstanding, of which (x) 134,198 shares of Company Common Stock were held by the Company in its treasury and (y) 1,010,204 shares were Restricted Stock; (ii) 7,238,225 shares of Company Common Stock were reserved and available for issuance under the Company Stock Plans, of which 3,847,549 shares of Company Common Stock were subject to outstanding Company Employee Stock Options; (iii) 124,034 Phantom Shares were outstanding under the Company’s Director Share Plan; (iv) no shares of Company Preferred Stock were issued or outstanding; and (v) no other shares of capital stock, or rights to acquire shares of capital stock, of the Company were outstanding, issuable or reserved for issuance. All Shares (including shares of Restricted Stock) and all shares of Company Common Stock reserved for issuance upon the exercise of the Company Employee Stock Options have been duly authorized. All Shares (including shares of Restricted Stock) are, and all shares of Company Common Stock reserved for issuance upon the exercise of the Company Employee Stock Options in accordance with their respective terms will upon issuance be, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NYBCL, the Company Charter Documents or any Contract to which the Company is a party or otherwise bound. Section 2.2(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the Measurement Date, of the outstanding Company Employee Stock Options, the number of shares of Company Common Stock underlying such Company Employee Stock Options, and the holders, exercise prices and expiration dates thereof. Since the Measurement Date, except as would be permissible under Section 4.1(a)(i) or as otherwise permitted by Parent in writing, no (i) shares of capital stock or other securities or equity interests of the Company (including

Restricted Stock and Phantom Shares) or any of its Subsidiaries, (ii) securities convertible into or exchangeable or exercisable for any shares of capital stock or other securities or equity interests of the Company (including Restricted Stock and Phantom Shares) or any of its Subsidiaries, or (iii) preemptive rights or other outstanding rights, options, warrants, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person the right to subscribe for or acquire any equity securities of the Company or any of its Subsidiaries (collectively, “Options”), or stock appreciation rights, “phantom” stock rights, performance awards, dividend equivalent awards of the Company or any of its Subsidiaries, or other rights that are linked to the value of Company Common Stock were issued, reserved for issuance or granted or reserved for granting, other than issuances or grants of shares of Company Common Stock pursuant to the Company’s Investor Services Program, subject to the restrictions of Section 4.18.

(b) Except for provisions in the Company Charter Documents, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or anti-dilutive right with respect to, any shares of Company Common Stock or any capital stock or other securities or equity interests of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which holders of capital stock or other securities or equity interests of the Company or any such Subsidiary may vote.

(c) Except as set forth above in Section 2.2(a), there are (i) no Options to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, (A) shares of capital stock or other securities or equity interests of, or any security convertible or exercisable for or exchangeable into any capital stock or other securities or equity interests of, the Company or any of its Subsidiaries or (B) any Company Voting Debt, and (ii) no other rights, the value of which is in any way based on or derived from, or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock or other securities or equity interests of the Company or any of its Subsidiaries.

SECTION 2.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Company Shareholder Approval, no other corporate action on the part of the

Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held and by resolutions duly adopted at such meeting and not subsequently rescinded or modified in any way, has (i) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and its shareholders, (ii) adopted this Agreement and, subject to Section 4.2, approved the Transactions (iii) directed, subject to Section 4.2, that this Agreement and the Transactions be submitted to the shareholders of the Company for their adoption and (iv) resolved, subject to Section 4.2, to recommend that the shareholders of the Company adopt this Agreement and approve the Transactions.

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with, result in any violation of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) of any provision of the Company Charter Documents or (ii) assuming that the Permits, orders, registrations, declarations referred to in Section 2.4 and the Company Shareholder Approval are obtained and the notices and filings referred to in Section 2.4 are made, (x) violate any order, judgment, writ, decree or injunction of any Governmental Authority (collectively, “Order”) or Law applicable to the Company or any of its Subsidiaries or (y) constitute or result in a Violation under any of the terms, conditions or provisions of any Contract or Company Plan to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected, except, in the case of sub-clause (ii), for such Violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

(d) Assuming the accuracy of Parent’s representation and warranty contained in Section 3.10, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement is the only vote or approval of the holders of any class or series of capital stock of the Company which is necessary to adopt this Agreement and approve the Transactions (the “Company Shareholder Approval”).

SECTION 2.4 Governmental Approvals. Except for (i) the filing with the SEC of the Proxy Statement in definitive form, and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the rules of the New York Stock Exchange (“NYSE”) and state securities or “blue sky” Laws (the “Blue Sky Laws”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of New York pursuant to the NYBCL, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other antitrust or competition Laws of any applicable jurisdiction, (iv) notices to, or consents, approvals or waivers from, to the extent required, (A) the Connecticut Department of Public Utility Control (“CTDPUC”), (B) the Maine Public Utilities Commission (“MPUC”), (C) the Massachusetts Department of Public Utilities (the “MDPU”), (D) the New Hampshire Public Utilities Commission (“NHPUC”) and (E) the New York Public Service Commission (“NYPSC”, and collectively with CTDPUC, MPUC, MDPU and NHPUC, the “Company PUC Consents”), (v) notices, consents, approvals or waivers required under, and compliance with applicable requirements of, the Federal Energy Regulatory Commission (the “FERC”) pursuant to Section 203 of the Federal Power Act, as amended, and the rules and regulations promulgated thereunder (the “Federal Power Act”), (vi) notices to, or consents, approvals or waivers from, and compliance with applicable requirements of, the United States Federal Communications Commission (“FCC”) in connection with a change of control and/or assignment of the holder of the FCC licenses of the Company and its Subsidiaries (the “Company License Consents”), (vii) notices to, or consents, approvals or waivers from, and compliance with applicable requirements of, the United States Nuclear Regulatory Commission (the “NRC”) under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”); (viii) notices to or filings required under, and compliance with other applicable requirements of, the United States Committee on Foreign Investment pursuant to the Exon-Florio amendment to the Defense Production Act of 1950, as amended, and (ix) compliance with any such filings and notices as may be required under applicable Environmental Laws (the consents, approvals, waivers, filings, notices, declarations or registrations set forth in sub-clauses (iii) through (ix) above being hereinafter collectively referred to as the “Required Consents”), no consents, approvals or waivers of, or filings, notices, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, other than such consents, approvals, waivers, filings, notices, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 2.5 Company SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed all required registration statements, prospectuses, forms, reports and proxy statements with the SEC from and after January 1, 2004 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, as of the date hereof, there are no material unresolved comments with respect to any Company SEC Documents.

(b) With respect to each Company SEC Document that is a report on Form 10-K or 10-Q or an amendment thereto, each of the principal executive officer and the principal financial officer of the Company and each Subsidiary of the Company that is or was required to file reports under Sections 13(a) or 15(d) of the Exchange Act (a “Company Reporting Utility”) (or each former principal executive officer and principal financial officer of the Company and each the Company Reporting Utility, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, from and after January 1, 2004 with respect to the Company SEC Documents and similar reports of each Company Reporting Utility. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Since the effectiveness of the Sarbanes-Oxley Act, neither the Company nor any of its Subsidiaries has arranged any “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(c) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, the notes, if any, thereto) included in the Company SEC Documents (the “Company Financial Statements”) have been prepared in accordance with GAAP (except, in the case of unaudited interim statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in common stock equity for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which were not and would not, individually or in the aggregate, reasonably be expected to be material). No restatement of any of the Company Financial Statements has occurred or is reasonably likely to occur.

(d) Neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, contingent, accrued or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) reflected or reserved against on the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006 (the “Balance Sheet Date”) included in the Filed Company SEC Documents (including the notes thereto), (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries, in the Company’s or any of its Subsidiary’s audited financial statements or other Company SEC Documents.

(f) Without limitation to Section 2.4, all filings required to be made by the Company or any of its Subsidiaries since January 1, 2004 with any Governmental Authority, including under the Federal Power Act, the Atomic Energy Act, the Public Utility Holding Company Act of 1935 (prior to the effective date of its repeal, February 8, 2006), the Public Utility Holding Company Act of 2005, the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the Natural Gas Act of 1938 and applicable state Laws and regulations, have been filed with the appropriate Governmental Authority, including the SEC, the FERC, the Department of Energy, the NRC, the FCC, the CTDPUC, the MPUC, the MDPU, the NHPUC or the NYPSC, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements pertaining thereto, including all rates, tariffs, compliance filings, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g) Without limitation to clauses (d) and (e) above, the Company and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has disclosed to Parent all matters set forth in sub-

clauses (A) and (B) above discovered or disclosed since December 31, 2004. Since December 31, 2004, any material change in internal controls over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(h) Since December 31, 2004, the Company has not received any oral or written notification of a “reportable condition” in its internal controls. The term “reportable condition” has the meaning assigned to it in the Statements of Auditing Standards 60, as in effect on the date hereof.

(i) Since December 31, 2004, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained actual knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2004, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2004, by the Company or any of its officers, directors, employees or agents to the Company Board (or any committee thereof) or to any director or executive officer of the Company.

(j) Except as disclosed in Section 2.5(j) of the Company Disclosure Letter, none of the Company’s Subsidiaries is, or has at any time since January 1, 2004, been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

SECTION 2.6 Absence of Certain Changes.

Since the Balance Sheet Date, except as set forth on Section 2.6 of the Company Disclosure Letter:

(i) each of the Company and its Subsidiaries has carried on and operated its businesses in the ordinary course of business, consistent with past practice;

(ii) there have not been any events, changes or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect; and

(iii) no action, event, occurrence or transaction has taken place that would have been prohibited by sub-clauses (ii), (iii), (viii), (ix), (x), (xi) or (xii) of Section 4.1(a) without the consent of Parent if this Agreement had been in effect at the time thereof.

SECTION 2.7 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding,

claim, suit, action or investigation against or relating to the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling, writ or decree imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to impair in any material respect the ability of the Company to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 2.8 Compliance With Laws and Orders; Permits. The Company and its Subsidiaries and their respective Joint Ventures are in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) or Orders applicable to the Company or any of its Subsidiaries or their respective Joint Ventures, including the Federal Power Act, the Atomic Energy Act, the Public Utility Holding Company Act of 1935 (prior to the effective date of its repeal, February 8, 2006), the Public Utility Holding Company Act of 2005, the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the Natural Gas Act of 1938 and applicable state Laws and regulations, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, consents, approvals, clearances, qualifications, concessions and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), and all such Permits are valid and in full force and effect, except where the failure to hold the same or of the same to be valid and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or impair in any material respect the ability of the Company and its Subsidiaries to perform its respective obligations hereunder or prevent or materially delay consummation of the Transactions. The Company and its Subsidiaries are in compliance with the terms of all Permits, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Without limitation to the foregoing, the Company is, and has been, in compliance in all material respects with the applicable listing standards and corporate governance rules and regulations of the NYSE.

SECTION 2.9 Proxy Statement. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.5, the Proxy Statement, and any amendments or supplements thereto, will not, on the date they are first mailed to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will not, at the time of the Company Shareholders Meeting, omit to state any material fact necessary to correct any statement in any earlier communication from the Company with respect to the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

SECTION 2.10 Tax Matters.

Except as set forth in Section 2.10 of the Company Disclosure Letter:

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects, (ii) all Taxes shown to be due on such Tax Returns have been timely paid, (iii) no deficiency or claim with respect to any Taxes has been proposed, asserted or assessed, in each case in writing, against the Company or any of its Subsidiaries which have not been fully paid or adequately reserved for in accordance with GAAP in the Company SEC Documents and (iv) no audit, assessment, dispute, claim or other administrative or court proceedings is pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received.

(b) Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) Except as disclosed in Section 2.10(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract, arrangement or plan that is currently in effect and that has resulted or would result, separately or in the aggregate, in the payment of any material amount that is not deductible under Section 162(m) of the Code.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, Tax sharing or similar agreement, understanding or arrangement that is currently in force and provides for the sharing of Taxes between members that file or have filed their Tax Returns on a consolidated, group, combined or unified basis (other than any such agreement solely between or among the Company and any of its Subsidiaries).

(e) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under United States Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by contract (except to the extent set forth in any Company Contract).

(f) There are no Liens for Taxes upon any material property or other material assets of the Company or any of its Subsidiaries, except Liens for Taxes (i) not yet due and payable or (ii) that have been accrued for or otherwise taken into account in accordance with GAAP on the Company SEC Documents.

(g) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant Tax authority or other Governmental Authority, except for such failure to do any of the foregoing as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(i) Neither the Company nor any of its Subsidiaries has engaged in any transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and Treasury Regulation Section 1.6011-4.

(j) No power of attorney with an outside consultant, advisor, counsel or other party not employed by the Company or its Subsidiaries is currently in force with respect to the Company or any of its Subsidiaries concerning any Tax matter that will not be terminated as of the Closing Date.

(k) Neither the Company nor any of its Subsidiaries has requested (and no request has been made on its behalf for) any extension of time within which to file any Tax Return. Neither the Company nor any of its Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations for any Taxes or Tax Returns (and no extensions have been executed on their behalf).

(l) Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries. Other than to the extent of any reserves or accruals reflected or taken into account on the Company SEC Documents, no income of the Company or any of its Subsidiaries that economically accrued prior to the Closing will be recognized as taxable income after the Closing as a result of the Company or any of its Subsidiaries being a party to an installment sale or an open transaction.

(m) The Tax Returns of the Company and its Subsidiaries delivered to Parent or Parent’s representatives, employees or advisors for inspection represent true and complete copies of the filed versions of such Tax Returns.

(n) To the Knowledge of the Company, all material written communications to or from any Governmental Authorities with respect to Taxes of the Company or any of its Subsidiaries have been delivered to Parent or Parent’s representatives, employees or advisors to the extent such communications relate to (i) a matter that has not been disclosed on the Company Disclosure Letter, or (ii) a Tax liability that has not been (A) paid or accrued for or (B) otherwise taken into account on the Company Financial Statements.

(o) All Tax years for United States federal income tax purposes and for purpose of the income tax imposed by the states of New York, Massachusetts, Connecticut and Maine ending on or prior to December 31, 2000 have been examined and such tax years are closed by the Internal Revenue Service or the relevant state tax authority, or the statute of limitations with respect to Tax Returns filed for such tax period have expired.

(p) This Section 2.10 contains the sole and exclusive representations and warranties of the Company with respect to all matters involving Taxes and any liabilities for or relating to Taxes.

SECTION 2.11 Employee Benefits and Labor Matters.

(a) Section 2.11(a) of the Company Disclosure Letter lists each Company Plan. The Company has made available to Parent correct and complete copies of (i) each Company Plan (or, in the case of any such Company Plan that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect to each Company Plan (if any such report was required), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, (iv) each trust agreement and insurance or group annuity Contract or other agreement relating to any Company Plan, (v) the most recent financial statements prepared with respect to each Company Plan, and (vi) the most recent actuarial report of the qualified actuary of any Company Plan with respect to which actuarial valuations are conducted. Each Company Plan maintained by the Company or any of its Subsidiaries has been administered in accordance with its terms except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, its Subsidiaries and all the Company Plans are in compliance in all respects with the applicable provisions of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable Laws, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Company Plans that are “employee pension plans” (as defined in Section 3(2) of ERISA) that are intended to be Tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) that are maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries have received a favorable determination letter from the IRS and no event has occurred that would reasonably be expected to adversely affect the continued effectiveness of any such determination letter. The Company has made available to Parent a correct and complete copy of the most recent opinion or determination letter received with respect to each Company Pension Plan maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries as well as a correct and complete copy of each pending application for an opinion or a determination letter, if any. Other than as set forth in Section 2.11(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has contributed or has been obligated to contribute to a Multiemployer Plan.

(b) With respect to the Company Plans, individually and in the aggregate, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any liability under ERISA, the Code or any other applicable Law, which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, other than liabilities for benefits or ancillary administrative services provided in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, (i) no material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) the

PBGC has not instituted proceedings to terminate any Company Plan that is subject to Title IV of ERISA (a “Title IV Plan”) and no condition exists that presents a risk that such proceedings will be instituted, (iii) no Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 or ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date, and (iv) no termination, re-establishment or spin-off re-establishment transaction has occurred with respect to any Defined Benefit Plan. No Defined Benefit Plan has incurred any accumulated funding deficiency, whether or not waived. No filing has been made and no proceeding has been commenced for the complete or partial termination of, or withdrawal from, any Company Plan that is a “pension benefit plan” within the meaning of Section 3(2) of ERISA.

(c) Other than as set forth in Section 2.11(c) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) result in or cause the payment or provision of benefits which are “excess parachute payments” as the term is defined in Code Section 280G.

(d) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Other than as set forth in Section 2.11(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, bound by or in the process of negotiating any collective bargaining agreement or other labor agreement and no labor union or labor organization has been certified to represent any employee of the Company or any of its Subsidiaries or, to the Knowledge of the Company, has applied to represent or is attempting to organize so as to represent such employees. No labor union, labor organization or group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification in the past three (3) years, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board (the “NLRB”) or any other Governmental Authority.

(e) As of the date hereof, (i) there are no disputes, grievances or arbitrations pending or, to the Knowledge of the Company, threatened between the Company or any of its Subsidiaries and any labor union or other representatives of its employees, (ii) there is no charge, complaint or investigation pending or threatened in writing against the Company or any of its Subsidiaries before the NLRB, the Department of Labor, the Equal Employment Opportunity Commission or any similar Governmental Authority, (iii) there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries and any of their respective current or former employees, independent contractors, applicants for employment or classes of the foregoing, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

(f) Since January 1, 2004, (i) there has been no work stoppage, strike or slowdown by or affecting the employees of the Company or any of its Subsidiaries and, to the

Knowledge of the Company, no such action has been threatened in writing, and (ii) neither the Company nor any of its Subsidiaries has engaged in a lockout of any employees of the Company or any of its Subsidiaries or engaged in any “plant closing” or “mass layoff”, as defined in the Worker Adjustment and Retraining Notification Act or any comparable state or local Law (the “WARN Act”), without complying in all material respects with the requirements of such Laws.

(g) To the Knowledge of the Company, none of the employees of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer relating to the right of such employee to be employed by the Company or any of its Subsidiaries or the employee’s knowledge or use of trade secrets or proprietary information.

(h) Other than as set forth in Section 2.11(h) of the Company Disclosure Letter, there are no (i) severance or employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries, (ii) severance programs or policies of the Company or any of its Subsidiaries, with or relating to its employees or (iii) plans, programs, agreements or other arrangements of the Company or any of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change-in-control (or comparable) provisions.

(i) Neither the Company nor any of its Subsidiaries has scheduled or agreed (i) to establish any plan, program, policy or arrangement that would be considered to be a Company Plan or (ii) to increase benefit levels (or to create new benefits) with respect to any Company Plan. Except as disclosed in Section 2.11(i) of the Company Disclosure Letter, no loan is outstanding between the Company or any of its Subsidiaries and any current or former employee thereof. Each Company Plan intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other Tax benefits complies with the requirements of the applicable provisions of the Code or other applicable Laws required in order to provide such Tax benefits.

(j) Neither the Company nor any of its Subsidiaries is in default in performing any of its contractual obligations under any of the Company Plans or any related trust agreement or insurance contract, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All contributions and other payments required to be made by the Company or any of its Subsidiaries to any Company Plan with respect to any period ending before or at or including the Closing Date have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in the Company Financial Statements in accordance with GAAP. There are no material outstanding liabilities of, or related to, any Company Plan, other than liabilities for benefits to be paid in the ordinary course of business consistent with past practice to participants in such Company Plan and their respective beneficiaries in accordance with the terms of such Company Plan.

(k) Except as set forth in Section 2.11(k) of the Company Disclosure Letter, no Company Plan provides welfare coverage that extends after the termination of employment other than for continued coverage provided pursuant to the requirements of Section 4980B of the

Code or other similar provision of state Law and each Company Plan providing such coverage may be amended, modified or terminated after the Effective Time without material cost or liability other than for claims for expenses actually incurred prior to the date of such amendment, modification or termination.

SECTION 2.12 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document. All such filed Contracts (excluding any redacted portions thereof) shall be deemed to have been made available to Parent.

(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 2.12(b) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement, and the Company has made available to Parent correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto, but excluding all names, terms and conditions that have been redacted in compliance with applicable Laws governing the sharing of information) of those Contracts to which the Company or any of its Subsidiaries is a party which have not expired prior to the date hereof in accordance with its terms (collectively with the Contracts referred to in clause (a) above, the “Company Contracts”):

(i) that contain a covenant restricting the ability of the Company or any of its Subsidiaries to compete in the business of providing electric utility operations, natural gas utility operations, electricity transmission, electricity distribution, natural gas transportation, natural gas storage, natural gas distribution, energy delivery, energy services, power purchases, utility support services or investing or financing activities related thereto in any geographic area;

(ii) that provides for annual payments in excess of $1,000,000 to or from the Company or any of its Subsidiaries and that contain any change in control, right of termination, right of cancellation, right to accelerate payments, or other similar provisions in favor of a third party which may be triggered upon the execution and delivery of this Agreement by the Company or the consummation by the Company of any of the Transactions;

(iii) with any Affiliate of the Company (other than any of its Subsidiaries and other than employment or compensation related matters);

(iv) that provides for annual payments in excess of $1,000,000 to or from the Company or any of its Subsidiaries and which primarily relate to (A) the granting to the Company or any of its Subsidiaries of license rights in or to any Company Intellectual Property owned by a third party, or (B) the granting by the Company or any of its Subsidiaries of license rights to a third party in or to any material Company Intellectual Property, in each of sub-clause (A) and (B) above, excluding “click-wrap” or “shrink-wrap” agreements, agreements contained in or pertaining to “off-the-shelf” Software, or the terms of use or service for any web site (collectively, “IP Licenses”);

(v) relating to the Company’s ownership in, or the governance or funding of, any material Joint Venture or any liabilities (contingent or otherwise) the Company has with respect thereto;

(vi) with a Governmental Authority (other than ordinary course Contracts with Governmental Authorities as a customer) which provides for annual payments in excess of $1,000,000 to or from the Company or any of its Subsidiaries; and

(vii) pursuant to which any indebtedness for borrowed money of the Company or any of its Subsidiaries in an amount in excess of $10,000,000 is outstanding or may be incurred or pursuant to which the Company or any of its Subsidiaries has guaranteed any indebtedness for borrowed money in an amount in excess of $10,000,000 of any other Person (other than the Company or any of its Subsidiaries and excluding trade payables arising in the ordinary course of business).

(c) Each Company Contract is valid and binding on the Company and each of its Subsidiaries which is party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exemption), and the Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract and, to the Knowledge of the Company, each other party to each Company Contract has performed all obligations required to be performed by it prior to the date hereof under such Company Contract and has not violated any provision of such Company Contract or committed any act which (with or without notice, lapse of time or both) would constitute a default under any provisions of such Company Contract, except for such failures to be in compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 2.13 Environmental Matters.

(a) The Company and each of its Subsidiaries is in compliance with and has at all times in the past five (5) years complied with all Environmental Laws and Environmental Permits, except for any such instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries possess all Environmental Permits, which Environmental Permits are (i) in good standing or, where applicable, a renewal application has been timely filed with and is pending approval by all applicable Governmental Authorities, and (ii) not subject to challenge or appeal, except for any such failure to possess, standing, application, approval, challenge or appeal would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) There are no (i) Hazardous Materials present at or migrating from any current or, to the Knowledge of the Company, former, assets, facilities or properties owned or operated by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of

their respective predecessors, or (ii) circumstances related to Hazardous Materials, including any relating to the on-site or off-site treatment, storage, disposal, arrangement for disposal, transportation, handling or release of any Hazardous Materials, in each case of (i) and (ii) above, that are reasonably likely to result in a liability or investigatory, corrective or remedial obligation of the Company or any of its Subsidiaries under any applicable Environmental Laws, except for any such Hazardous Materials, circumstances related to Hazardous Materials, liability or obligation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, neither the Company, any of its Subsidiaries, nor any of their predecessors, is subject to, by operation of law or otherwise, or has contractually assumed or retained from any Person (including any Governmental Authority), any liability or obligation for any matters arising under or pursuant to any Environmental Laws or any Environmental Permit or arising from or relating to Hazardous Materials, except for any such liability or obligation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has received any written notice or report from any Person (including any Governmental Authority) in the past three (3) years regarding any actual or alleged violation of any Environmental Law or any liabilities or investigatory, corrective or remedial obligations arising under applicable Environmental Laws concerning the Company, its Subsidiaries or any of their respective predecessors, including concerning any release or threatened release of Hazardous Materials, and (ii) none of the Company or any of its Subsidiaries are subject to or have entered in to any consent decrees, orders, settlement agreements or other contractual arrangements with any Person (including any Governmental Authority) with respect to any Environmental Law or any Environmental Permit, except for any such notice, decree, order, settlement or other arrangement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) Each of the Company and its Subsidiaries holds the rights to all environmental credits, benefits, offsets and allowances (including emission allowances under either Title IV of the federal Clean Air Act (42 U.S.C. § 7401 et seq.), any applicable emission budget programs or any other state, regional or federal emission trading program) required under Environmental Laws that have been allocated to or acquired for any of their facilities or operations for (i) calendar year 2007, and (ii) future years for which allowances have been established and are in effect as of the date of this Agreement (collectively, “Emission Allowances”). The Company and all Subsidiaries own or are entitled to (as a matter of law or contract) as of the Closing Date those Emission Allowances identified on Section 2.13(f) of the Company Disclosure Letter. None of the Company or any of its Subsidiaries has entered into any Contract or pledge to sell the Emission Allowances.

SECTION 2.14 Intellectual Property.

(a) The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, “Intellectual Property Rights”) except as has not had and would not reasonably be expected to have a Company Material Adverse Effect. No claims are pending or, to the Knowledge of the Company, threatened that the Company or any of the Company Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right except as has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no person is infringing the rights of the Company or any of the Company Subsidiaries with respect to any Intellectual Property Right except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect:

(i) no settlement agreements, consents, orders, forbearances to sue or similar obligations to which the Company or any of its Subsidiaries is a party limit or restrict any rights of the Company or any of its Subsidiaries in and to any Intellectual Property Rights that are owned by the Company or any of its Subsidiaries; and

(ii) the consummation of the Transactions will not result in the loss or impairment of any rights of the Company or any of its Subsidiaries to own or use any Intellectual Property Rights or obligate the Company or any of its Subsidiaries to pay any royalties or other amounts to any third party in excess of the amounts that would have been payable by them absent the consummation of the Transactions.

SECTION 2.15 Insurance. Except for failures to maintain insurance or self-insurance that have not had and would not reasonably be expected to have a Company Material Adverse Effect, from January 1, 2004, each of the Company and its Subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States of America conducting the business conducted by the Company and its Subsidiaries from January 1, 2004 through the date hereof and, to the Knowledge of the Company, there is no condition specific to the Company or its Subsidiaries which would prevent the Company or its Subsidiaries from obtaining insurance policies for such risks and losses. All premiums due and payable through the date hereof under all such policies and Contracts have been paid and the Company and its Subsidiaries are otherwise in compliance in all respects with the terms of such policies and Contracts, except for such failures to be in compliance which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any such policy or Contract, except with respect to any cancellation or termination that, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 2.16 Certain Business Relationships with Affiliates. Except as disclosed in the Filed Company SEC Documents, from and after January 1, 2005 and prior to the date hereof, no event has occurred, and there has been no transaction, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, that would be required to be reported pursuant to Statement of Financial Accounting Standards No. 57 or Item 404 of Regulation S-K promulgated by the SEC.

SECTION 2.17 Nuclear Generating Facilities.

(a) Other than the interests and stations described in Section 2.17 of the Company Disclosure Letter (collectively, the “Nuclear Facilities”), none of the Company, its Subsidiaries, or any of the Joint Ventures of the Company, currently owns, directly or indirectly, or operates or manages any nuclear generation station, decommissioned nuclear generation station, nuclear fuel, spent nuclear fuel or special nuclear material, either in whole or in part. The operation of each of the Nuclear Facilities is and has been in compliance with all applicable Laws and Permits, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Nuclear Facilities maintains, and is in compliance with, (i) emergency plans designed to respond to an unplanned release of a Hazardous Materials therefrom and (ii) plans for the storage and disposal of spent nuclear fuel, and each such plan enumerated in sub-clauses (i) and (ii) conforms with the requirements of applicable Law.

(c) The Company has funded to the extent required consistent with NRC regulations its portion of the decommissioning costs of each Nuclear Facility.

(d) Neither the Company nor any of its Subsidiaries has been given written notice of or been charged with an actual or potential violation of, or, to the Knowledge of the Company, is the subject of any ongoing proceeding, inquiry, special inspection, diagnostic evaluation or other NRC action of which the Company or any of its Subsidiaries has received notice under the Atomic Energy Act or the terms and conditions of any license granted to the Company or any of its Subsidiaries regarding the Nuclear Facilities that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

SECTION 2.18 Hedging Activities.

(a) The Company has established risk parameters, limits and guidelines in compliance with the risk management policy approved by the Company Board (or committee thereof) (the “Company Hedging Guidelines”) to (i) restrict the level of risk that the Company and its Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical and financial electricity contacts, natural gas hedge contracts, gas adjustment clauses, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof, interest rate swap agreements, and similar transactions (the “Company Net Position”) and (ii) monitor compliance with the Company Hedging Guidelines by the Company and its Subsidiaries with such risk parameters. The Company has provided the Company Hedging Guidelines to Parent prior to the date hereof.

(b) As of the date hereof, (i) the Company Net Position is within the risk parameters that are set forth in the Company Hedging Guidelines and (ii) the exposure of the Company and its Subsidiaries with respect to the Company Net Position resulting from all transactions described in clause (a) above would not reasonably be expected to result in a material loss to the Company and its Subsidiaries, taken as a whole, based on market prices in existence as of the date hereof. From the Balance Sheet Date through the date hereof, neither the Company nor any of its Subsidiaries has, in accordance with its mark-to-market accounting policies, experienced an aggregate net loss in its hedging and relating operations that would be material to the Company and its Subsidiaries taken as a whole taking into account the recognition of any underlying commodity sales and the regulatory treatment and allowances for hedge transactions.

SECTION 2.19 Foreign Corrupt Practices and International Trade Sanctions. Without limitation to any provision of Section 2.5, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to officials, candidates or members of any Government Authority or political party or organization, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state Law, (b) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

SECTION 2.20 Opinion of Financial Advisors. The Company Board has received the opinions of JPMorgan Securities Inc. and Greenhill & Co., LLC, dated the date hereof, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view, copies of which opinions will be made available to Parent promptly after the date hereof.

SECTION 2.21 Brokers and Other Advisors. Except for JPMorgan Securities Inc. and Greenhill & Co., LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided Parent with true and complete information with respect to the fees payable to such advisors by the Company in connection with the Transactions.

SECTION 2.22 Section 912 of the NYBCL Not Applicable; State Takeover Statutes. Assuming the accuracy of Parent’s representation and warranty contained in Section 3.10, the Company has taken all necessary actions so that the provisions of Section 912 of the NYBCL will not, before the termination of this Agreement, apply to this Agreement or any of the Transactions. To the Knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition” or other similar federal or state antitakeover statute or regulation is applicable to the Merger or the other Transactions.

SECTION 2.23 Regulatory Proceedings. Other than fuel adjustment or purchase gas adjustment or similar adjusting rate mechanisms and except as disclosed in Section 2.23 of the Company Disclosure Letter or as otherwise permitted by the terms of this Agreement, none of the Company nor any of its Subsidiaries all or part of whose rates or services are regulated by a Governmental Authority (a) is a party to any rate proceeding before a Governmental Authority with respect to rates charged by the Company or any of its Subsidiaries, (b) has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Authority or on appeal to a court or (c) is a party to any Contract with any Governmental Authority entered into other than in the ordinary course of business consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except in the cases of clauses (a) through (c) above that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No representation or warranty with respect to the Permits is made by this Section 2.23.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as set forth in the letter, dated as of the date hereof, delivered by the Parent to the Company simultaneously with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), with specific reference to the particular Section or clause of this Agreement to which the information set forth in such letter relates (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent):

SECTION 3.1 Organization and Standing. Parent is a corporation (sociedad anónima), duly organized, validly existing and in good standing under the Laws of the Kingdom of Spain and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased or held under license by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent to perform its obligations hereunder or prevent or materially delay consummation of the Transactions. Parent has previously made available to the Company complete and correct copies of a certificate in respect of the Parent issued by the Mercantile Registry of Vizcaya as to incorporation, existence, registration and absence of any filing for bankruptcy or liquidation and the certificate of incorporation and bylaws of Merger Sub, as amended to the date hereof.

SECTION 3.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors or similar governing bodies (and not subsequently rescinded or modified in any way) and adopted by Parent as the sole shareholder of Merger Sub, and no other action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) result in a Violation of any provision of the certificate of incorporation or bylaws (or similar governing instruments) of Parent or Merger Sub or (ii) assuming that the Permits, orders, registrations and declarations referred to in Section 3.3 are obtained and the notices and filings referred to in Section 3.3 are made, (x) violate any Order or Law applicable to Parent, Merger Sub or any of their respective Subsidiaries, or (y) constitute or result in a Violation under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected, except, in the case of sub-clause (ii), for such Violations as would not, individually or in the aggregate, reasonably be expected to impair the ability of Parent or Merger Sub to perform its respective obligations hereunder or prevent or materially delay consummation of the Transactions.

(c) No vote of the holders of any class or series of Parent’s capital stock or other securities is necessary for the consummation by Parent of the Transactions.

SECTION 3.3 Governmental Approvals. Except for (i) the filing with the SEC of any filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE and Blue Sky Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of New York pursuant to the NYBCL, (iii) the Required Consents and (iv) the consents, approvals, waivers, filings, notices, declarations and registrations set forth in Section 3.3 of the Parent Disclosure Letter (the consents, approvals, waivers, filings, notices, declarations and registrations set forth in sub-clauses (iii) and (iv) above being hereinafter referred to as the “Parent Consents”), no consents, approvals or waivers of, or filings, notices, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, waivers, filings, notices, declarations or registrations that, (i) if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations hereunder or prevent or materially delay consummation of the Transactions; or (ii) would reasonably be expected to be obtained from the relevant Governmental Authority at or prior to the Outside Date.

SECTION 3.4 Compliance. None of Parent, Merger Sub or their Affiliates are in Violation of any Law or Order of any Governmental Authority, except for such Violations that would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 3.5 Information Supplied. The information supplied in writing by Parent for inclusion or incorporation by reference in the Proxy Statement will not, on the date it is first mailed to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and will not, at the time of the Company Shareholders Meeting, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Company Shareholders Meeting which shall have become false or misleading in any material respect.

SECTION 3.6 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 3.7 Capital Resources. Parent and Merger Sub will have at the Effective Time sufficient immediately available funds to pay the Merger Consideration, consummate the Merger and the other Transactions and to pay all related fees and expenses contemplated hereby as being paid by Parent or Merger Sub.

SECTION 3.8 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, legal or administrative proceeding, claim, suit, action or investigation against or relating to Parent or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling, writ or decree imposed upon Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority, that would, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 3.9 Brokers and Other Advisors. The Company shall have no liability for any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, of any broker, investment banker, financial advisor or other Person in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

SECTION 3.10 Ownership of Company Common Stock. Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any Shares.

ARTICLE IV

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 4.1 Conduct of Business.

(a) Except as contemplated or permitted by this Agreement or as required by applicable Law or as contemplated by Section 4.1(a) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice and good utility practice and (i) use its reasonable best efforts to preserve intact in all material respects (w) its business organization, (x) its relationships with customers, suppliers and other Persons having material business dealings with it, and (y) its goodwill, and (ii) subject to prudent management of its workforce and business needs, use its reasonable best efforts to keep available in all material respects the services of its officers and employees, in each case as of the date hereof, and, without limiting the generality of the foregoing, the Company shall not, and shall not permit any Subsidiary of the Company to:

(i) issue, sell, pledge, grant, transfer, encumber, dispose of, or authorize the issuance, sale, pledge, grant, transfer, encumbrance or disposition of any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any Options; provided that the Company may issue shares of Company Common Stock in the ordinary course of business consistent with past practice in connection with (A) the issuance of Company Common Stock pursuant to the terms of the Company ESPPs, (B) the issuance of Company Common Stock upon exercise or settlement of the Company Employee Stock Options, (C) the granting of awards of restricted shares, stock options, stock appreciation or similar rights, as the case may be, pursuant to Company Plans in the ordinary course of the operation of such Company Plans, provided that the aggregate number of shares of Company Common Stock issuable upon the exercise or settlement, as the case may be, of any such awards granted after the date hereof shall not exceed (x) in the case of restricted shares, 500,000 shares, and (y) in the case of Company Employee Stock Options, stock appreciation or similar rights, 1,100,000 shares, or (D) subject to the restrictions in Section 4.18, the issuance of securities by the Company pursuant to the Company Investor Services Program;

(ii)(A) issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, (B) split, combine, subdivide or reclassify any shares of its capital stock, or (C) enter into any agreement with respect to the voting of its capital stock;

(iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock other than (A) by a Subsidiary of the Company (provided that the Company or a Subsidiary of the Company receives its proportionate share of such dividend or distribution), (B) dividends required to be paid on preferred stock of any Subsidiaries in accordance with their terms, (C) regular dividends on the Company Common Stock with usual record and payment dates at a rate not in excess of $0.30 per share per quarter and, beginning in the fourth quarter of 2007, at a rate not in excess of $0.31 per share per quarter, or (D) with respect to any quarter in which the Effective Time occurs, a special dividend with respect to Company Common Stock in an amount consisting of the pro rata portion of the dividend permitted under sub-clause (C), for the period from and including the ex-dividend date (as referred to in Rule 235 of the New York Stock Exchange Constitution and Rules) through, but not including, the day of the Effective Time;

(iv) directly or indirectly redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or any Options, except in the ordinary course of business consistent with past practice and pursuant to written commitments in effect as of the date hereof, including Company Plans in the ordinary course of the operation of such plans and the terms of any series of preferred stock of any Subsidiary;

(v)(A) incur any new indebtedness for borrowed money or guarantee any such indebtedness, other than amounts not in excess of $300,000,000 in the aggregate outstanding at any time, (B) enter into any “keep well” or other agreement to maintain the financial condition of any Person other than the Company or any of its Subsidiaries, (C) make any loans, advances or capital contributions to, or investments in, any Person other than the Company or any of its Subsidiaries in excess of $50,000,000 in the aggregate, (D) repurchase or prepay any indebtedness for borrowed money in excess of $100,000,000 in the aggregate, except as required by the terms of such indebtedness or for payments of amounts outstanding under the Company’s existing credit facility in the ordinary course of business, or (E) enter into any Contract having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements) other than (i) refinancing and new indebtedness in the amounts set forth in Section 4.1(a)(v) of the Company Disclosure Letter, (ii) short-term borrowings up to the current limit of any revolving credit facility set forth on Section 2.12 of the Company Disclosure Letter and for new short-term facilities in an aggregate principal amount not to exceed $50,000,000 outstanding at any time for working capital in the ordinary course of business consistent with past practice, (iii) letters of credit obtained in the ordinary course of business consistent with past practice; (iv) indebtedness for borrowed money in connection with the refinancing of existing indebtedness (including any pre-funding, repurchase or exchange) at its stated maturity or a lower cost of funds (calculating such cost on an aggregate present-value after-Tax basis), in each case, in an amount equal to or less than the amount of indebtedness to be refinanced;

(vi) sell, lease, transfer, pledge, grant any security interest in or otherwise dispose of or encumber any of its properties or assets that are, individually or in the aggregate, material to the Company and its Subsidiaries, except (A) dispositions of obsolete or worthless equipment or assets, (B) dispositions of assets being replaced, (C) dispositions of assets in accordance with the terms of restructuring and divestiture plans required by Governmental Authorities prior to the date hereof and disclosed in Section 4.1(a)(vi)(C) of the Company Disclosure Letter, (D) pursuant to Contracts in force at the date hereof and disclosed in Section 4.1(a)(vi)(D) of the Company Disclosure Letter, or (E) dispositions of properties or assets set forth in Section 4.1(a)(vi)(E) of the Company Disclosure Letter;

(vii) make capital expenditures that in the aggregate, exceed one hundred ten per cent (110%) of the amount to be expended (taking into account the anticipated timing of such expenditures) in any fiscal year as reflected in the Company’s 2007 – 2008 forecasts of capital expenditures (copies of which have been provided to Parent prior to the date of this Agreement), except (A) capital expenditures required by applicable Law or Governmental Authorities, (B) capital expenditures in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) necessary to provide or maintain safe, adequate and reliable electric and natural gas service (after prior consultation with Parent), or (C) capital expenditures relating to matters identified in Section 4.1(a)(vii) of the Company Disclosure Letter;

(viii) make or agree to make any acquisition of or investment in (including by merger, consolidation, acquisition of stock or otherwise) the capital stock of any Person other than the Company or any of its Subsidiaries or (except in the ordinary course of business consistent with past practice) a material portion of the assets of any Person other than the Company or any of its Subsidiaries for consideration in excess of $50,000,000 in the aggregate, other than acquisitions or investments identified in Section 4.1(a)(viii) of the Company Disclosure Letter;

(ix)(A) increase in any respect the compensation, bonus or fringe benefits of any director, officer, employee or consultant, other than (x) as required by Contract or pursuant to applicable Law, and (y) increases in salaries, wages and benefits of employees (other than executive officers) made in the ordinary course of business consistent with past practice, or (B) enter into or renew any Contract (other than a renewal occurring in accordance with the terms thereof) providing for the payment to any director, officer, employee or consultant compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement;

(x) other than in the ordinary course of business consistent with past practice or pursuant to any Contract or any Company Plan in existence on the date hereof or entered into after the date hereof to the extent permitted by the terms of this Agreement, (A) pay any benefit not provided for under any Contract or Company Plan (other than the payment of cash compensation in the ordinary course of business consistent with past practice), (B) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Plan (C) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Contract or Company Plan, other than as provided in the Employment Agreement, (D) enter into or adopt any new employee benefit plan or arrangement or amend, modify or terminate (except as may be required (i) by applicable Law, (ii) to avoid the imposition of any tax or penalty under Section 409A of the Code or (iii) applicable Tax qualification requirements) any existing Company Plan, other than as provided in the Employment Agreement, (E) grant the right to receive any severance, termination or retention pay, or increases therein, or (F) pay any benefit or grant to or amend or modify any award, including in respect of stock options or other equity-related award, in each case described in sub-clauses (A) through (F) above for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary of the Company;

(xi) other than in the ordinary course of business consistent with past practice (A) make, revoke, amend or change any material election concerning Taxes, (B) settle or compromise any material Tax liability that has not been accrued or otherwise reflected on the

Company Financial Statements, (C) file any amended Tax Return to the extent such amendment could negatively affect the Company’s Financial Statements in a material manner, (D) enter into any closing agreement to the extent any such agreement would negatively affect the Company’s Financial Statements in a material manner , or (E) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax (except with respect to regular and routine extensions of Tax Returns), provided, however, that Parent shall be deemed to have consented to any request with respect to sub-clauses (A) and (C) above to the extent that Parent does not notify the Company or any of its Subsidiaries of its consent or withholding of consent within ten (10) business days of receipt of the request made by the Company or any of its Subsidiaries;

(xii) make any material changes in financial or Tax accounting methods, policies, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP (or a change in GAAP) or applicable Law or regulation;

(xiii) amend or propose to amend any of the Company Charter Documents;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xv) adopt, enter into, renew or extend any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Subsidiary of the Company, except (x) as may be required to comply with Section 1.9(d), (y) in connection with any collective bargaining agreement or other labor union Contract currently being renewed or extended, or (z) as is necessary to prevent the expiration of any such agreement or Contract;

(xvi) fail to maintain with financially responsible insurance companies (or through self-insurance not inconsistent with past practice) insurance in such amounts and against such risks and losses consistent with the insurance policies presently maintained by the Company;

(xvii) notwithstanding anything to the contrary contained herein, make any acquisition or investment in or enter into any line of business that is not conducted by the Company or any of its Subsidiaries as of the date hereof;

(xviii) except to the extent permitted under any other clause of this Section 4.1(a), enter into, amend or modify any Contract which (A) is reasonably expected to remain in effect after the Effective Time, and (B) could reasonably be expected to involve payments to or by the Company or any of its Subsidiaries that exceed $10,000,000 in the aggregate.

(xix) settle any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, except (A) in the ordinary course of business consistent with past practice, (B) settlements to the extent subject to reserves existing as of the date hereof in accordance with GAAP, or (C) the settlement of any claim, action, suit, proceeding or investigation that would not reasonably be expected to have a Company Material Adverse Effect;

(xx) enter into any Contracts that materially limit or otherwise materially restrict the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that could, after the Effective Time, materially limit or restrict Parent or any of its Affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or product line or in any geographic area;

(xxi)(x) enter into any Contract for the purchase and/or sale of capacity or energy (a “Power Agreement”) other than any Power Agreement entered into in the ordinary course of business consistent with past practice or any Power Agreement that is fully compliant with the Company Hedging Guidelines or (y) change the Company Hedging Guidelines in any material respect;

(xxii) except as disclosed in Section 4.1(a)(xxii) of the Company Disclosure Letter, retire, commit to retire or otherwise indicate an intention to retire any generation facility of the Company or any of its Subsidiaries;

(xxiii) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article V not being satisfied; or

(xxiv) enter into any Contract with respect to, or otherwise commit or agree to take, any of the foregoing actions in this Section 4.1(a).

(b) Except as contemplated or permitted by this Agreement, required by applicable Law or as otherwise indicated in Section 4.1(b) of the Parent Disclosure Letter, during the period from the date of this Agreement until the Effective Time, unless the Company otherwise consents in writing (which consent shall not be unreasonably withheld or delayed), Parent shall not, and shall not permit any of its Subsidiaries to take, or agree or commit to take, any action that would reasonably be expected to (i) impose any material delay in the obtaining of any Company PUC Consent, or significantly increase the risk of not obtaining, any authorizations, consents, orders, waivers, declarations, registrations or approvals of any Governmental Authority necessary to consummate the Transactions or for the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or (iii) otherwise prevent or materially delay the consummation of the Transactions.

SECTION 4.2 Other Offers; Etc.

(a) The Company shall, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective directors, officers, employees, agents, investment bankers and other representatives (collectively, “Representatives”) to, immediately cease any negotiations that may be ongoing as of the date hereof with any Person with respect to a Takeover Proposal and shall request the prompt return or destruction of all confidential information furnished in connection therewith. During the period from the date of this Agreement until the Effective Time, or such earlier date as this Agreement may be terminated in accordance with its terms, the Company and its Subsidiaries shall not, and the Company shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, (i) solicit, initiate, facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or the making or completion of a Takeover Proposal or any inquiry, proposal or offer that is reasonably likely to lead to a Takeover Proposal or (ii) except to inform Persons of the existence of the provisions contained in this Section 4.2, participate in any discussions or negotiations with, or furnish any non-public information to, any Person regarding, or that is reasonably likely to lead to, any written Takeover Proposal. Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Company Shareholder Approval, (x) the Company and its Representatives may have discussions with any Person that has made an unsolicited written Takeover Proposal after the date hereof in order to clarify and understand the terms and conditions of such proposal and (y) if the Company Board (A) receives an unsolicited written Takeover Proposal after the date hereof that it determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Proposal and (B) determines in good faith (after consultation with outside legal counsel) that the failure to take any of the following actions could be inconsistent with the fiduciary duties of the Company Board under applicable Law, the Company may furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (provided that the Company shall only provide non-public information pursuant to a confidentiality and standstill agreement not less restrictive to the recipient thereof in the aggregate than the Confidentiality Agreement, provided that such confidentiality agreement may allow such Person to submit to the Company a proposal or offer relating to such Takeover Proposal), and participate in discussions and negotiations with such Person regarding such Takeover Proposal and, to the extent reasonably required to evaluate a Takeover Proposal that includes the issuance of securities by the Person making such Takeover Proposal, may enter into a customary confidentiality agreement in order to obtain non-public information with respect to such Person. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce the provisions of any such agreement; provided, however, that the Company may allow submission to the Company of a proposal or offer relating to a Takeover Proposal. Any violation of the restrictions set forth in this Section 4.2 by any Representative of the Company or its Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 4.2 by the Company. To the extent that the Company provides any material non-public information concerning the Company or any of its Subsidiaries to any person making a Takeover Proposal which was not previously provided or made available to Parent, the Company shall make such information available to Parent as soon as practicable after making such information available to the person making the Takeover Proposal.

(b) Except as expressly permitted by this Section 4.2(b), (i) the Company Board shall not (A) withdraw or modify, in a manner adverse to Parent, or publicly propose to withdraw or modify in any manner adverse to the Parent, its recommendation that the holders of Company Common Stock adopt this Agreement (the “Company Recommendation”) or (B) publicly approve or recommend or publicly propose to approve or recommend to the holders of Company Common Stock a Takeover Proposal (any action described in this sub-clause (i) being referred to as a “Company Adverse Recommendation Change”) and (ii) neither the Company nor any of its Subsidiaries shall enter into any letter of intent or merger, acquisition or similar agreement with respect to any Takeover Proposal (each, a “Company Acquisition Agreement”), other than a confidentiality agreement subject to the requirements of Section 4.2(a). Notwithstanding the foregoing, prior to the Company Shareholder Approval, subject to Section 4.2(c), if the Company Board (A) receives an unsolicited written Takeover Proposal after the date hereof that it determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and did not result from a breach of this Section 4.2 and (B) determines in good faith (after consultation with outside legal counsel) that the failure to take any of the following actions would be inconsistent with the fiduciary duties of the Company Board under applicable Law, the Company Board may (1) make a Company Adverse Recommendation Change and/or (2) cause the Company to enter into a Company Acquisition Agreement with respect to such Superior Proposal, but only if the Company shall have concurrently with entering into such Company Acquisition Agreement terminated this Agreement pursuant to Section 6.1(c)(i).

(c) If the Company Board determines to effect a Company Adverse Recommendation Change as provided in sub-clause (1) of the second sentence of Section 4.2(b) or to authorize the Company to enter into a Company Acquisition Agreement as provided in sub-clause (2) of the second sentence of Section 4.2(b), such Company Adverse Recommendation Change or Company Acquisition Agreement (as applicable) may only become effective after the end of the fourth (4th) calendar day following Parent’s receipt of written notice from the Company (an “Adverse Recommendation Notice”) advising Parent that the Company Board intends to effect such Company Adverse Recommendation Change or to authorize the Company to enter into such Company Acquisition Agreement, which notice shall contain the identity of the Person making the Superior Proposal and the material terms and conditions of such Superior Proposal to the extent such information has not previously been provided to Parent; provided that any material amendment to the terms of such Superior Proposal after the initial Adverse Recommendation Notice shall require a new Adverse Recommendation Notice and restart the notice period referred to above, but such notice period shall then be two (2) business days. In determining whether to permit the Company to effect a Company Adverse Recommendation Change or to enter into a Company Acquisition Agreement in response to a Superior Proposal, the Company Board shall take into account in good faith any changes to the terms of this Agreement proposed by Parent.

(d) The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent orally and in writing of (i) any inquiries, proposals or offers regarding any Takeover Proposal, (ii) any request for information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related or lead to a Takeover Proposal, and (iii) any inquiry or request for discussion or negotiation regarding or that would reasonably be expected to result in a Takeover Proposal, including in each case the identity of the person making any such Takeover Proposal or indication or inquiry or offer or request and the material terms and conditions of any such Takeover Proposal or indication or inquiry or offer. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if it determines to provide non-public information to a Person contemplating making, or to engage in discussions or negotiations concerning, a Takeover Proposal pursuant to this Section 4.2. The Company shall keep Parent reasonably informed on a current basis of the occurrence of any significant changes regarding any such Takeover Proposal or indication or inquiry or offer or any material developments relating thereto.

(e) Nothing in this Section 4.2 shall prohibit the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation MA promulgated under the Exchange Act, or other applicable Law, if the Company Board determines, after consultation with outside legal counsel, that failure to so disclose such position could constitute a violation of applicable Law and any such disclosure which would otherwise constitute a Company Adverse Recommendation Change, shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms its Company Recommendation within five (5) business days after such communication. In addition, it is understood and agreed that, for purposes of this Section 4.2, a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto and contains a “stop-look-and-listen communication” shall not be deemed a Company Adverse Recommendation Change.

SECTION 4.3 Proxy Statement.

(a) As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC a preliminary proxy statement relating to the Company Shareholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) in compliance with the applicable provisions of the Exchange Act. The Company will use all commercially reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement. Parent shall cooperate with the Company in connection with the preparation of the Proxy Statement, and shall furnish all information concerning Parent and Merger Sub as the Company may reasonably request in connection with the preparation of the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement, any amendment or supplement to the Proxy Statement and any written response to any comments or inquiry from the SEC prior to filing or providing such with or to the SEC, shall include in such document or response any comments reasonably proposed by Parent and will provide Parent with a copy of all such filings made with the SEC. Subject to Section 4.2(b), the Proxy Statement shall include the Company Recommendation.

(b) The Company will advise Parent as promptly as practicable after it receives notice of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c) The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any supplemental proxy, at the time of mailing thereof and at the time of the Company Shareholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent agrees that none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement or any supplemental proxy, at the time of mailing thereof and at the time of the Company Shareholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.4 Company Shareholders Meeting. The Company shall duly call, give notice of, convene and hold an annual or special meeting of the Company’s shareholders (the “Company Shareholders Meeting”) as promptly as reasonably practicable following the date hereof (it being understood that the Company’s current intention is to use its reasonable efforts to hold such meeting prior to December 31, 2007) for the purpose of voting upon the adoption of this Agreement and approval of the Merger and the other Transactions and, in connection therewith, the Company shall mail the Proxy Statement to the holders of Company Common Stock in advance of such meeting. Subject to Section 4.2, the Company shall take all lawful action to (i) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger and the other Transactions and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval; provided that the Company may (and at the request of the Parent shall) extend the date of the Company Shareholders Meeting to the extent (A) necessary in order to obtain a quorum of its shareholders or (B) the Company reasonably determines that such delay is required by applicable Law. At the Company Shareholders Meeting, Parent and its Affiliates will vote all Shares owned by them, if any, in favor of adoption of this Agreement and approval of the Merger. The Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated before that meeting is held.

SECTION 4.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Parties shall cooperate with the other Parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable federal and state securities Laws, Antitrust Laws or the Required Consents), (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from, and make all appropriate filings and submissions with, any Governmental Authority or other Person necessary, proper or advisable to consummate the Transactions and obtain the Required Consents and (iii) ensure that all proceedings to be taken on its part in connection with the Transactions at the Closing shall be reasonably satisfactory in form and substance to the other Party, and that the other Party shall receive copies of all such documents and other evidences as such Party shall reasonably request in order to establish the consummation of the Transactions and the taking of all proceedings in connection therewith.

(b) In furtherance and not in limitation of the foregoing, (i) each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take, or cause to be taken, all other actions consistent with this Section 4.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c) In furtherance and not in limitation of the covenants of the Parties contained in this Section 4.5, each of the Parties shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or other communication with a Governmental Authority in connection with the Transactions (including obtaining the Required Consents or the Parent Consents, as applicable) and in connection with any action, proceeding, investigation or other inquiry instituted (or threatened to be instituted) by or before a Governmental Authority or other Person relating to the Transactions, including any action or proceeding initiated by a private party and (ii) keep the other Parties informed in all material respects and on a reasonably timely basis of any material communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by any other Person, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, each of the Parties shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other Parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions (including obtaining the Required Consents or the Parent Consents, as applicable).

(d) Each of the Parties shall use its reasonable best efforts to resolve such objections or suits, if any, as may be asserted or instituted (or threatened to be asserted or instituted) by a Governmental Authority or other Person with respect to the Transactions. Without limiting any other provision hereof, each of the Parties shall each (i) use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the consummation of the Transactions on or before the Outside Date, including by defending through litigation on the merits any claim asserted in any court by any Person and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Outside Date) including, in order to resolve such objections or suits, by taking all such actions, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Company or its Subsidiaries and (y) otherwise taking or committing to take actions with respect to, or its ability to retain, one or more of its, or its Subsidiaries’, businesses, product lines or assets, in each case, as may be required in order to resolve such objections or suits or to avoid the entry of, or to effect the dissolution of, any Order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Transactions.

SECTION 4.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, the Company and Parent shall cooperate to develop a joint communications plan and cooperate (i) to ensure that all press releases and other public statements with respect to the Transactions shall be consistent with such joint communications plan, and (ii) unless otherwise required by Law, applicable fiduciary duties or by any listing standard of the NYSE, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the Transactions.

SECTION 4.7 Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information and upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the officers, employees, accountants, properties, books, Contracts and records of the Company and its Subsidiaries (including any Tax Returns) and the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent (i) a copy of each report, schedule and other document filed, published, announced or received by it prior to the Effective Time pursuant to the requirements of applicable federal or state securities Laws and rules and regulations promulgated thereunder and (ii) other information concerning the business, properties, assets and personnel of the Company and its Subsidiaries as Parent may reasonably request; provided, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third Person or jeopardize the protection of an attorney-client privilege. Until the Effective Time, the information provided pursuant to this Agreement will be subject to the terms of the letter, dated as of October 11, 2006, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

SECTION 4.8 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the Transactions or from any other Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which, in the case of either sub-clause (i) or (ii) above, would reasonably be likely to have a Company Material Adverse Effect or prevent or materially delay consummation of the Transactions.

(b) Each of Parent, Merger Sub and the Company will notify the other of, and will use its reasonable best efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of Parent, Merger Sub or the Company under this Agreement to be breached or that renders or will render untrue any representation or warranty of Parent, Merger Sub or the Company contained in this Agreement. Each of Parent, Merger Sub and the Company also will notify the other in writing of, and will use its reasonable best efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by Parent, Merger Sub or the Company. No notice given pursuant to this Section 4.8 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

SECTION 4.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee or agent of another Person (including any employee benefit plan)), at, or at any time prior to, the Effective Time (including in connection with the Transactions), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (x) the Company Charter Documents as currently in effect and (y) the indemnification agreements with any of the Indemnitees in effect as of the date hereof, which shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time until the applicable statute of limitation period shall have expired, shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, pay any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 4.9 (including in connection with enforcing the indemnity and other obligations provided for in this Section 4.9) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) Any Indemnitee wishing to claim indemnification under this Section 4.9, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent, the Company and the Surviving Corporation, but the failure to so notify Parent, the Company and the Surviving Corporation shall not relieve such party from any liability which it may have under this paragraph except to the extent such failure materially prejudices Parent, the Company and/or the Surviving Corporation. An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 4.9 (each, a “Claim”) with counsel selected by the Indemnitee, which counsel shall be reasonably acceptable to Parent; provided, however, that (i) Parent (A) shall be permitted to participate in the defense of such Claim at its own expense and (B) shall not be liable for any settlement effected without Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) the Indemnitees as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnitees, in which case, the Indemnitees may retain more than one law firm but Parent shall only be required to pay the reasonable and documented fees and expenses of one additional law firm as determined by Parent. Each of Parent, the Company, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing immediately after the Effective Time (and for so long thereafter as any Claims thereunder are being adjudicated), Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are as of the date hereof (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time); provided, however, that, if the aggregate annual premiums for such insurance shall exceed two hundred per cent (200%) of the aggregate annual premiums paid by the Company as of the date hereof, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of two hundred per cent (200%) of the current aggregate annual premium.

(d) The provisions of this Section 4.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his heirs and his representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 4.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 4.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 4.9 applies shall be third-party beneficiaries of this Section 4.9).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 4.9.

SECTION 4.10 Fees and Expenses. Except as provided in this Section 4.10 and Section 6.4, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated.

SECTION 4.11 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall take such steps as may be reasonably requested by any Party to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

SECTION 4.12 Employee Matters.

(a) Without limiting any of the obligations of Parent set forth in this Section 4.12, effective as of the Effective Time, Parent shall continue or establish, or cause to be continued or established, employee compensation and benefit plans, programs, policies and arrangements (including fringe benefits and severance pay) that will provide benefits and compensation to each of the employees of the Company and its Subsidiaries (the “Continued Employees”) (and, if applicable, their eligible beneficiaries) for a period of at least 18 months after the Effective Time (or such longer period as may be required by applicable Law) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to each of the Continued Employees (and, if applicable, their eligible beneficiaries) immediately prior to the Effective Time. Without limiting the foregoing, Parent and its Affiliates shall (i) honor all employment, severance and change-in-control agreements by and between the Company or its Subsidiaries and any current or former employee and (ii) for the longer of 18 months following the Effective Time and the period during which such benefits are required to be provided by the terms of the applicable Company Plan, continue to maintain for each Continued Employee the severance arrangements maintained by the Company or any of its Subsidiaries for each such Continued Employee immediately prior to the Effective Time.

(b) For purposes of vesting, eligibility to participate and level of benefits (but not benefit accrual under pension or similar plans) under the employee benefit plans of Parent and its Affiliates which provide benefits to any Continued Employees after the Effective Time (the “New Plans”), each Continued Employee shall be credited with his years of service with the Company and its Subsidiaries before the Effective Time, to the same extent as such Continued Employee was entitled, before the Effective Time, to credit for such service under any similar Continued Employee benefit plan in which such Continued Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Continued Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a benefit plan or compensation arrangement or agreement in which such Continued Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continued Employee, Parent or its Affiliates shall cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and (y) any eligible expenses incurred by such employee and his covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan only to the extent taken into account by the Old Plan, for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent shall cause the Surviving Corporation and each of its Subsidiaries to honor all written employment-related obligations and agreements with respect to any Continued Employees, including (i) recognizing and, as required by applicable Law, bargaining with, or continuing to recognize and, as required by applicable Law, bargain with, any current, as of the Effective Time, exclusive collective bargaining representatives of Continued Employees and (ii) honoring, or continuing to honor, all current, as of the Effective Time, collective bargaining agreements. As of the Effective Time, each Continued Employee covered by a collective bargaining agreement listed on Section 2.11(d) of the Company Disclosure Letter shall remain covered by such collective bargaining agreement to the extent required thereby.

(d) Notwithstanding the foregoing, nothing herein shall require the continuation of any particular Company Plan or prevent the amendment or termination thereof (subject to the maintenance of the benefits as provided in clause (a) above and subject to satisfaction of any legal duty to bargain with the collective bargaining representatives of Continued Employees with respect to such matters). No provision of this Agreement is intended to be, and shall not be construed as, any amendment of an employee benefit plan, program, policy or arrangement or of a collective bargaining agreement or any agreement to make any such amendment nor shall any provision of this Agreement be interpreted to modify, waive or supplement the provisions of any employee benefit plan, program, policy or arrangement or any collective bargaining agreement. It is understood and agreed among the Parties that all provisions contained in this Agreement with respect to employee benefit plans, employee compensation or other employment-related obligations or agreements are included for the sole benefit of the respective Parties and do not and shall not create, directly or indirectly, any right in any other Person, including any Continued Employee, any collective bargaining representative, any participant in any benefit or compensation plan or any beneficiary thereof.

(e) Upon execution of this Agreement, Parent, the Company and the Chief Executive Officer of the Company shall enter into an employment agreement that shall become effective as of the Closing Date in substantially the form attached as Exhibit A hereto (the “Employment Agreement”).

SECTION 4.13 Delisting. Parent shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 4.14 Transfer Taxes. Parent, Merger Sub and the Company shall cooperate in the preparation, execution and filing of Tax Returns relating to any stock transfer, state real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Merger that are required or permitted to be paid prior to the Effective Time. Except as set forth in Section 1.8(b), without deduction or withholding of any amount from the Merger Consideration required to be paid pursuant to this Agreement with respect to each Share, (i) the Company shall pay the amount of any Transfer Taxes imposed on the Company, any Subsidiary of the Company, any holder of Shares, or Merger Sub, as a result of the Merger and (ii) Parent shall pay, any Transfer Taxes imposed on Parent as a result of the Merger.

SECTION 4.15 Governance; Support.

(a) In addition to the Company’s current Chief Executive Officer, at least three of the Company’s directors immediately prior to the Effective Time shall be requested to serve on an advisory board to the Surviving Corporation to be established by Parent from and after the Effective Time for a period of at least two (2) years.

(b) During the four-year period immediately following the Effective Time, the Surviving Corporation shall provide, directly or indirectly, charitable contributions and traditional local community support within the service areas of the Company and each of its Subsidiaries that are utilities at levels substantially comparable to and no less than the levels of charitable contributions and community support provided by the Company and such Subsidiaries within their service areas within the four-year period immediately prior to the date of this Agreement, as set forth on Section 4.15 of the Company Disclosure Letter. Without limitation to the foregoing, the Surviving Corporation will for such period continue to support the Company Foundation in a manner substantially comparable to the manner in which the Company supported the Company Foundation within the four-year period immediately prior to the date of this Agreement, as set forth on Section 4.15 of the Company Disclosure Letter.

SECTION 4.16 Company Nuclear Assets. Without limiting any of the obligations of any Party set forth in this Article IV, Parent and the Company shall take all actions required to be taken with respect to the Nuclear Facilities, together with all related assets and liabilities, including decommissioning funds (collectively, the “Company Nuclear Assets”) as may be required in connection with obtaining the approval and consent of, and the issuances of licenses and license amendments by, the NRC under the Atomic Energy Act necessary to consummate the Merger and the other Transactions.

SECTION 4.17 Rate Matters. To the extent permitted by applicable Law, during the period commencing on the date hereof and ending on the Closing

Date, the Company shall, and shall cause each of its Subsidiaries to, (a) obtain Parent’s approval, not to be unreasonably withheld or delayed, prior to initiating any general rate case, other than any such proceeding open on the date of this Agreement or as is necessary to prevent the expiration of any rate in effect on such date, (b) notify Parent in writing as soon as practicable and in any event no later than five (5) business days prior to making any material changes to the Company’s or any of its Subsidiaries’ generally applicable rates, charges, standards of service, accounting or regulatory policy from those in effect as of the date hereof so that Parent may comment thereon, and (c) deliver to Parent a copy of each principal filing (or any amendment thereto), Contract or consent related to any of the foregoing as soon as practicable and in any event no later than three (3) business days prior to the filing, execution or application thereof so that Parent may comment thereon.

SECTION 4.18 Company Investor Services Program. The Company shall take all necessary action to either, in its sole discretion, (i) terminate the Company Investor Services Program effective on or as soon as possible after the date of this Agreement (taking into account any Company dividends that have been declared but not yet paid as of the date hereof) or (ii) provide that all shares to be issued to the participants in such program be purchased solely on the open market. In addition, in the event of the effective termination of the Company Investor Services Program, the Company shall distribute all shares of Company Common Stock and the value of all cash held in each participant’s plan accounts in accordance with the terms of the Company Investor Services Program.

SECTION 4.19 Restructuring Transactions. Parent hereby declares that it is its intention, for purposes of eliminating certain intermediate holding companies, to cause one or more of the Company’s primary operating Subsidiaries to become direct Subsidiaries of the Parent (the “Restructuring”) and the Parties agree that they shall reasonably cooperate with each other in order to request and obtain from all applicable Governmental Authorities all requisite consents, approvals and waivers for the consummation of the Restructuring. It is contemplated that the Restructuring would take place at or following the Effective Time, subject to legal, regulatory and other applicable conditions. The timing of, and the manner in which, the Restructuring is to be effected shall be based on the Parties’ analysis of all legal, financial and regulatory implications of the Restructuring; provided, however, that no Party shall take any action hereunder that could reasonably be expected to prevent or materially delay the consummation of the Transactions.

ARTICLE V

CONDITIONS TO THE MERGER

SECTION 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, the “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal.

(c) All of the Required Consents and the Parent Consents shall have been obtained (including any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired) at or prior to the Effective Time, such consents shall have become Final Orders and such Final Orders shall not, individually or in the aggregate, impose terms or conditions that would reasonably be expected to have a Company Material Adverse Effect or an adverse effect on the ability of Parent, Merger Sub and the Company to consummate the Transactions.

SECTION 5.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a)(i) The representations and warranties of the Company set forth in this Agreement shall be true and correct at and as of the Effective Time as if made on such date (other than those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of any such representation or warranty to be so true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualification set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Sections 2.2(a) and 2.3(a) shall be true and correct at and as of the Effective Time as if made on such date (other than those representations and warranties that address matters as of a particular date, which shall be true and correct as of such date) in all material respects, and (iii) the representations and warranties of the Company set forth in Section 2.6(ii) shall be true and correct without disregarding the “Company Material Adverse Effect” qualification contained therein; and Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, to that effect.

(b) The Company shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; and Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, to that effect.

SECTION 5.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct at and as of the Effective Time as if made on such date, except where the failure of any such representation or warranty to be true and correct would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions; and the Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, to that effect.

(b) Parent and Merger Sub shall each have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; and the Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, to that effect.

SECTION 5.4 Frustration of Closing Conditions. Neither the Company nor Parent or Merger Sub may rely on the failure of any condition set forth in Sections 5.1, 5.2 or 5.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use reasonable best efforts to consummate the Transactions, to the extent required by and subject to Section 4.5 and the other applicable provisions of Article IV.

ARTICLE VI

TERMINATION

SECTION 6.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent duly authorized by the Company Board and the Board of Directors (or similar governing body) of Parent; or

(b) by either the Company or Parent:

(i) if any Restraint having any of the effects set forth in Section 5.1(b) shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(ii) if the Merger shall not have been consummated on or before the Outside Date; provided; however, that if all other conditions set forth in Article V (other than conditions which by their nature are to be satisfied on the Closing Date) are satisfied other than the condition to the Closing set forth in Section 5.1(c) and such condition remains capable of being fulfilled, then either Parent or the Company by written notice delivered prior to the Outside Date, may extend such period by six (6) months after the Outside Date; provided; further, that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any Party whose failure to perform any of its obligations under this Agreement resulted in the failure of the Merger to be so consummated by the Outside Date; or

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting (or at any adjournment or postponement thereof) by reason of the failure to obtain the required vote; or

(c) by the Company:

(i) if concurrently it enters into a definitive Company Acquisition Agreement providing for a Superior Proposal; provided, however, that the Company may only exercise this termination right if the Company has complied with its obligations under Section 4.2, including Section 4.2(c); and provided, further, that such termination shall not be effective unless concurrently therewith the Company fulfills its obligations under Section 6.3; or

(ii) if (A) the representations and warranties of Parent or Merger Sub set forth in this Agreement shall not be true and correct on and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which shall be true and correct as of such date), but only to the extent that such failure would cause the condition contained in Section 5.3(a) not to be satisfied as of such date or (B) Parent or Merger Sub shall have breached or failed to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by them, but only to the extent that such breach or failure would cause the condition contained in Section 5.3(b) not to be satisfied as of such date and such condition is, as a result of any such breach or failure (in each case under sub-clauses (A) and (B)), incapable of being satisfied by the Outside Date; or

(d) by Parent, if

(i) the representations and warranties of the Company set forth in this Agreement shall not be true and correct on and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), but only to the extent that such failure would cause the condition contained in Section 5.2(a) not to be satisfied as of such date;

(ii) the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by it, but only to the extent that such breach or failure would cause the condition contained in Section 5.2(b) not to be satisfied as of such date and such condition is, as a result of such breach or failure (in each case under sub-clauses (i) and (ii)), incapable of being satisfied by the Outside Date;

(iii) the Company effects a Company Adverse Recommendation Change;

(iv) if the Company Board shall fail to reaffirm the Company Recommendation within twenty (20) business days of receipt of Parent’s written request at any time when an unsolicited Takeover Proposal shall have been made and not rejected by the Company Board;

(v) the Company fails to include in the Proxy Statement the Company Recommendation; or

(vi) the Company willfully and materially breaches Section 4.2.

SECTION 6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 2.21 (Brokers and Other Advisors), 3.9 (Brokers and Other Advisors), 4.10 (Fees and Expenses), (Effect of Termination) and 6.3 (Termination Fee), Article VII (Miscellaneous) and the Confidentiality Agreement in accordance with its terms, all of which shall survive termination of this Agreement at any time) and there shall be no liability as a result thereof on the part of Parent or the Company or their respective directors, officers and Affiliates, except (i) the Company may have liability as provided in Section 6.3, and (ii) nothing shall relieve any Party from liability for fraud or any willful breach of this Agreement.

SECTION 6.3 Termination Fee.

In the event that:

(a)(i) after the date hereof a Takeover Proposal has been publicly announced, (ii) after the date of such announcement and at a time that such Takeover Proposal has not been withdrawn, this Agreement is terminated by either Parent or the Company pursuant to Section 6.1(b)(ii) or (iii), and (iii) the Company shall have entered into an agreement with respect to any Takeover Proposal (x) on or prior to the first anniversary of such termination, if such Takeover Proposal is received from a Person that, pursuant to Section 4.2(d), was required to be identified by the Company to Parent as having made a Takeover Proposal, or (y) on or prior to the date that is three (3) months after such termination, if such Takeover Proposal is received from any other Person;

(b) after the date hereof a Takeover Proposal has been publicly announced and at a time that such Takeover Proposal has not been withdrawn, this Agreement is terminated by Parent pursuant to Section 6.1(d)(i) or (ii) as a result of a willful breach by the Company that is not cured in accordance with Section 4.8(b);

(c) this Agreement is terminated by Parent pursuant to Section 6.1(d)(iii), (iv), (v) or (vi); or

(d) this Agreement is terminated by the Company pursuant to Section 6.1(c)(i);

then the Company shall (i) in the case of a termination described in clause (a) above, upon entry into a definitive agreement for such Takeover Proposal, or (ii) in the case of a termination described in clauses (b), (c) or (d) above, on the date of such termination, pay to Parent a fee equal to $45,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated by Parent.

SECTION 6.4 Acknowledgment. The Company acknowledges and agrees that the agreements contained in Section 6.3 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement. If the Company fails promptly to pay the Termination Fee and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the

Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations and warranties contained herein or in any other writing delivered pursuant hereto, nor any covenant or agreement of the Parties, that by its terms contemplates performance exclusively prior to the Effective Time, shall survive the Effective Time except this Article VII. Nothing in this Section 7.1 shall limit any covenant or agreement of the Parties that by its terms contemplates performance in whole or in part after the Effective Time.

SECTION 7.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after approval of the Transactions by the holders of Company Common Stock, by written agreement of the Parties; provided, however, that following the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by applicable Law or in accordance with the rules of any relevant self regulatory organization would require further approval by the holders of Company Common Stock without such further approval.

SECTION 7.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party, (b) extend the time for the performance of any of the obligations or acts of any other Party or (c) waive compliance by any other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions; provided that after the Company Shareholder Approval is obtained, there may not be any extension or waiver of this Agreement or any portion thereof which, by applicable Law or in accordance with the rules of any relevant self regulatory organization, requires further approval by the holders of Company Common Stock without such further approval. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

SECTION 7.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 7.4 shall be null and void.

SECTION 7.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 7.6 Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the provisions of Section 4.9 and (ii) the right of the Company, on behalf of its shareholders, to pursue damages in the event of Parent’s or Merger Sub’s willful or knowing breach of this Agreement, are not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

SECTION 7.7 Governing Law; Jurisdiction.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Federal Court sitting in the State of New York, and the Parties hereby irrevocably submit to the exclusive personal jurisdiction of such court (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding for any reason other than the failure to serve process in accordance with this Section 7.7 and irrevocably waive the defense of an inconvenient forum or an improper venue to the maintenance of any such action or proceeding. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 7.9. In addition, Parent consents to service of process upon Parent by mailing or delivering such service to its agent, National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001 (the “Service Agent”), authorizes and directs the Service Agent to accept such service, and shall take all such action as may be necessary to continue such appointment in full force and effect or to appoint another agent so that it will at all times have an agent for service of process for the foregoing purposes in the State of New York. The consents to jurisdiction set forth in this Section 7.7 shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 7.7 and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS

(WHETHER BASED IN CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7(C).

(d) This Agreement does not involve less than $1,000,000, and the Parties intend that Sections 5-1401 and 5-1402 of the New York General Obligations Law shall apply to this Agreement.

SECTION 7.8 Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal Court sitting in the State of New York, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 7.9 Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses:

If to Parent or Merger Sub, to:

Iberdrola, S.A.

Calle Cardenal Gardoqui, 8

48008 Bilbao

Spain

Attention: Secretaría General

Facsimile: +34 94 466 47 35

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

Attention: M. Douglas Dunn and Crayton L. Bell

Facsimile: +1 (212) 822-5062 and +1 (212) 822-5338

If to the Company, to:

Energy East Corporation

52 Farm View Drive

New Gloucester, ME 04260-5116

Attention: Paul K. Connolly, Vice President—General Counsel and

Robert D. Kump, Senior Vice President and Chief Financial Officer

Facsimile: +1 (617) 897-9068 and +1 (207) 688-4331

with a copy (which shall not constitute notice) to:

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, NY 10019

Attention: William S. Lamb and Sheri E. Bloomberg

Facsimile: +1 (212) 649-9425 and +1 (212) 649-9340

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 7.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 7.11 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” shall mean, as to any Person, any other Person that directly or indirectly controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Antitrust Laws” shall mean, together, and each as amended, (i) the Sherman Act, (ii) the Clayton Act, (iii) the HSR Act, (iv) the Federal Trade Commission Act, (v) Council Regulation (EC) 139/2004, and (vi) all other applicable Laws or Orders issued by a

Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“business day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the City of Madrid are authorized or required by Law to be closed.

“Company Board” shall mean the Company Board or any duly constituted committee thereof which has been given the authority to act in the name, place and stead of the Company Board with respect to this Agreement, the Merger and the other Transactions.

“Company Foundation” shall mean the Energy East Foundation.

“Company Investor Services Program” means the Company’s dividend reinvestment and stock purchase plan as amended through the date of this Agreement.

“Company Material Adverse Effect” shall mean any change, event, occurrence or development which has a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, other than changes, events, occurrences or developments arising out of, resulting from or attributable to: (i) changes in conditions in the United States of America or global economy or capital or financial markets generally, including changes in interest or exchange rates, provided, that such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner as compared to comparable participants in the utility industry; (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect the electric or gas utility industry, provided, that such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner as compared to comparable participants in the utility industry; (iii) the execution or announcement of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees; (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date hereof; (v) the initiation of any litigation by any shareholder of the Company relating to this Agreement or the Merger; (vi) the Restructuring or any action taken pursuant to Section 4.19; or (vii) any decline in the market price or trading volume of the Company’s Common Stock on the NYSE; provided that the exception in this sub-clause (vii) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect.

“Company Plan” shall mean any bonus, incentive compensation, profit participation, deferred compensation, pension, profit sharing, retirement, equity-related, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, change in control, retention, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, that is (i) sponsored or maintained by the Company or any Subsidiary or

(ii) with respect to which the Company or any Subsidiary has any actual or contingent obligations or liabilities.

“Company Stock Plans” shall mean, together, and each as amended, (i) the Company 1997 Stock Option Plan, (ii) the Company 2000 Stock Option Plan, and (iii) the tax-deferred savings plans maintained by the Company and its Subsidiaries.

“Company Voting Debt” shall mean bonds, debentures, notes and other indebtedness of the Company or any of its Subsidiaries which give the holder or the beneficiary thereof the right to vote on any matters on which holders of Company Capital Stock or other equity interests of the Company or its Subsidiaries may vote.

“Contract” shall mean any contract, commitment, arrangement, note, bond, mortgage, loan or credit agreement, debenture, security agreement, indenture, deed of trust, lease or other instrument, obligation or agreement of any kind.

“Defined Benefit Plan” means each Company Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

“Director Share Plan” shall mean the Company’s Director Share Plan, as amended and restated effective September 6, 2000, as amended.

“Environmental Laws” shall mean all applicable federal, state, local and foreign Laws (including common law) concerning pollution or protection of health, safety, natural resources or the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Materials including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Clean Air Act, Clean Water Act, Toxic Substances Control Act, Resource Conservation and Recovery Act and any analogous state and local Laws and regulations.

“Environmental Permits” shall mean all permits, approvals, licenses, authorizations or consents required under Environmental Laws for the Company and its Subsidiaries to conduct their operations.

“Final Order” shall mean action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the Transactions may be consummated has expired (but without the requirement for expiration of any applicable rehearing or appeal period), and as to which all conditions to the consummation of the Transactions prescribed by Law or Order have been satisfied.

“GAAP” shall mean generally accepted accounting principles in the United States of America consistently applied.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational, in each case of competent jurisdiction.

“Hazardous Materials” shall mean any hazardous, dangerous, radioactive, acutely hazardous, or toxic substance or waste defined, characterized, regulated or as to which liability or standards of conduct are imposed under Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Joint Venture” shall mean, with respect to any Person, any corporation or other entity (including partnerships and other business associations and joint ventures) in which such Person or one or more of its Subsidiaries owns an equity interest that is less than a majority of any class of the outstanding voting securities or equity, other than equity interests held for investment purposes, that (i) are less than ten per cent (10%) of any class of the outstanding voting securities or equity or (ii) with respect to which the net book value as of December 31, 2006 of such person’s interest does not exceed $20,000,000.

“Knowledge” shall mean, in the case of either the Company or Parent, the actual knowledge, as of the date of this Agreement, of the executive officers of such Party listed on Section 7.11 of such Party’s Disclosure Letter.

“Multiemployer Plan” shall mean a plan defined in Section 3(37) of ERISA.

“ordinary course of business consistent with past practice” shall mean the ordinary course of business consistent with past practice, as such past practice may be reasonably affected by, or change in reasonable response to, (i) the growth of the applicable Person’s business (or applicable segment thereof) and/or (ii) changes in commodities prices.

“Outside Date” shall mean the date which is twelve (12) months following the date hereof.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Phantom Shares” shall mean awards under the Company’s Director Share Plan, the value of which are determined by the value of the Company Common Stock and which are settled in cash.

“Subsidiary” when used with respect to any Person, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty per cent (50%) of the equity and more than fifty per cent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty per cent (50%) of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Superior Proposal” shall mean a Takeover Proposal that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, is more favorable to the Company than the Merger and the other Transactions (taking into account (1) all legal, financial, regulatory and other aspects of such Takeover .

Proposal and the Merger and the other Transactions deemed relevant by the Company Board, (2) the identity of the third party making such Takeover Proposal, (3) the conditions and prospects for completion of such Takeover Proposal and (4) all other factors that the Company Board is permitted to consider pursuant to Section 717 of the NYBCL); provided, that for purposes of this definition of “Superior Proposal” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to 50%.

“Takeover Proposal” shall mean a bona fide proposal or offer from any Person (other than Parent and its Subsidiaries) relating to any (i) direct or indirect acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) equal to twenty per cent (20%) or more of the Company’s consolidated assets or to which twenty per cent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition of 20% or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty per cent (20%) or more of the outstanding Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; other than, in each case, the Transactions.

“Taxes” shall mean (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in sub-clause (i).

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby (but specifically excluding the Restructuring) to take place on the Closing Date, including the Merger.

The following terms are defined on the page of this Agreement set forth opposite such term below:

Adverse Recommendation Notice	37
Agreement	1
Atomic Energy Act	12
Balance Sheet Date	13
Bankruptcy and Equity Exception	11
Blue Sky Laws	12
Book-Entry Shares	4
Certificate of Merger	2
Certificates	4
Claim	43
Closing	1
Closing Date	1
Code	5
Company	1
Company Acquisition Agreement	37

Company Adverse Recommendation Change	36
Company Charter Documents	9
Company Common Stock	1
Company Contracts	22
Company Disclosure Letter	7
Company Employee Stock Options	6
Company Financial Statements	13
Company Hedging Guidelines	26
Company License Consents	12
Company Net Position	26
Company Nuclear Assets	46
Company Pension Plan	19
Company Preferred Stock	9
Company PUC Consents	12
Company Recommendation	36
Company Reporting Utility	13
Company SEC Documents	12
Company Shareholder Approval	11
Company Shareholders Meeting	39
Confidentiality Agreement	41
Continued Employees	44
CTDPUC	12
Effective Time	2
Emission Allowances	24
Employment Agreement	46
ERISA	19
ESPP	7
Exchange Act	12
FCC	12
Federal Power Act	12
FERC	12
Filed Company SEC Documents	8
Indemnitee	42
Indemnitees	42
Intellectual Property Rights	25
IP Licenses	23
IRS	19
Laws	16
Lien	8
MDPU	12
Measurement Date	9
Merger	1
Merger Consideration	3
Merger Sub	1
MPUC	12
New Plans	44
NHPUC	12
NLRB	20
NRC	12
Nuclear Facilities	26
NYBCL	1
NYPSC	12
NYSE	12
Old Plans	45
Option Consideration	6
Options	10
Order	11
Parent	1
Parent Consents	29
Parent Disclosure Letter	28
Parties	1
Paying Agent	3
PBGC	19
Permits	16
Power Agreement	35
Proxy Statement	38
Representatives	35
Required Consents	12
Restraints	48
Restricted Stock	7
Restructuring	47
Sarbanes-Oxley Act	13
SEC	8
Securities Act	8
Service Agent	53
Share	1
Shares	1
Surviving Corporation	1
Termination Fee	51
Title IV Plan	20
Transfer Taxes	46
Violation	11
WARN Act	21

SECTION 7.12 Interpretation.

(a) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

SECTION 7.13 No Limitation on Other Representation. Except as otherwise expressly provided in this Agreement, nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by the Company herein. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and conditions in this Agreement shall be construed to be cumulative and that each representation, warranty, covenant and condition in this Agreement shall be given full separate and independent effect.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

IBERDROLA, S.A.

By:	/S/ JULIAN MARTINEZ-SIMANCAS

	Name:	Julián Martínez-Simancas
	Title:	General Secretary and
Secretary to the Board

GREEN ACQUISITION CAPITAL, INC.

By:	/S/ PEDRO AZAGRA BLAZQUEZ
	Name:	Pedro Azagra Blázquez
	Title:	President

ENERGY EAST CORPORATION

By:	/S/ ROBERT D. KUMP
	Name:	Robert D. Kump
	Title:	Senior Vice President and
Chief Financial Officer

Exhibit A

FORM OF EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), by and among Iberdrola, S.A., a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain (“Parent”), Energy East Corporation, a New York corporation (the “Company”), Energy East Management Corporation, a Delaware corporation (“EEMC”), and Wesley W. von Schack (the “Executive”), amends and restates that certain Amended and Restated Employment Agreement dated as of December 31, 2006 by and among the Company, EEMC and the Executive (the “Prior Agreement”).

This Agreement shall become effective, if and only if, the Closing occurs and shall be effective as of the Closing Date.

The Parent, the Board of Directors of the Company (the “Board”) and the Board of Directors of EEMC have determined that it is in the best interests of the Parent, the Company and EEMC, respectively, that the Executive continue his employment as a member of the management of the Company and of EEMC following the Closing Date.

The Executive is willing to commit himself to serve the Parent, the Company and EEMC, on the terms and conditions herein provided.

The Parent is willing to agree to cause the Company and EEMC to perform all of their obligations under this Agreement.

In order to effect the foregoing, the Parent, the Company, EEMC and the Executive wish to enter into an employment agreement on the terms and conditions set forth below, and the Parent wishes to agree to cause the Company and EEMC to perform their obligations under this Agreement as set forth below. Accordingly, in consideration of the premises and the respective covenants and agreements of the parties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Defined Terms. The definitions of capitalized terms used in this Agreement, unless otherwise defined herein, are provided in the last Section hereof.

2. Employment. EEMC hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Company and EEMC, on the terms and conditions set forth herein, during the term of this Agreement (the “Term”).

3. Term of Agreement. The Term will commence on the Closing Date and ends on the second year anniversary thereof, unless further extended to the third year anniversary of the Closing Date by mutual written agreement of the parties hereto or if earlier the Date of Termination.

4. Position and Duties. The Executive shall serve as Chairman, President and Chief Executive Officer of the Company and President and Chief Executive Officer of EEMC and shall have such responsibilities, duties and authority that are consistent with such positions as may from time to time be assigned to the Executive by the Board or the Parent. The Executive shall devote substantially all his working time and efforts to the business and affairs of the Company and its subsidiaries and affiliates; provided, however, that the Executive may also serve on the boards of directors and as the chairman of the board of directors of Associated Electric and Gas Services Limited and, as long as such service does not substantially interfere with the performance of his duties hereunder, and are consistent with the Company’s Corporate Governance Guidelines, may also serve on the boards of directors or trustees of other companies and organizations.

5. Compensation and Related Matters.

5.1. Base Salary. EEMC shall pay the Executive a base salary (“Base Salary”) during the period of the Executive’s employment hereunder, which shall be at an initial rate of Nine Hundred Thousand Dollars ($900,000.00) per annum. The Base Salary shall be paid in substantially equal bi-weekly installments, in arrears. The Base Salary may be discretionarily increased by the Board in consultation with the Parent from time to time as the Board deems appropriate in its reasonable business judgment. The Base Salary in effect from time to time shall not be decreased during the Term. During the period of the Executive’s employment hereunder, the Board shall conduct an annual review of the Executive’s compensation. Compensation of the Executive by Base Salary payments shall not be deemed exclusive and shall not prevent the Executive from participating in any other compensation or benefit plan of the Company. The Base Salary payments (including any increased Base Salary payments) hereunder shall not in any way limit or reduce any other obligation of the Company or EEMC hereunder, and no other compensation, benefit or payment hereunder shall in any way limit or reduce the obligation of EEMC to pay the Executive’s Base Salary hereunder.

5.2. Annual Bonus. For each of the first two calendar years ending during the Term of this Agreement, and through which the Executive is employed under this Agreement, the Executive shall be paid an annual bonus with a target annual bonus opportunity equal to 100% of annual Base Salary and a maximum annual bonus opportunity equal to 200% of annual Base Salary (the “Annual Bonus”) (assuming, in the case of the first such calendar year, no annual bonus payments have been made prior to the Closing Date in respect of performance for such first calendar year). The amount of Annual Bonus paid shall be based upon the level of attainment of goals to which the Company and the Executive mutually agree. For each succeeding calendar year, any part of which this Agreement is in effect, the Executive shall be paid an Annual Bonus equal to 100% of the Executive’s annual Base Salary multiplied by a fraction, the numerator of which is the number of days in such calendar year this Agreement is in effect and the denominator of which is 365; provided, however, that if this Agreement is in effect for the entire third calendar year or any full succeeding calendar year, the Executive’s Annual Bonus for such year shall be paid pursuant to the first two sentences of this Section 5.2, without proration. Each calendar year’s Annual Bonus shall be paid within the 2  1/2 month period following the end of such calendar year.

5.3. Benefit and Long-Term Incentive Plans. The Executive shall be entitled to participate in or receive compensation and/or benefits, as applicable, under all “employee benefit plans” (as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”)) other than nonqualified pension benefit plans and all employee benefit arrangements made available by the Company now or during the period of the Executive’s employment hereunder to its and its subsidiaries executives, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements; provided, however, that there shall be no duplication of the compensation and benefits created by this Agreement; and further provided that on and after the Closing Date, the Executive shall no longer accrue benefits under the Company’s Supplemental Executive Retirement Plan (the “SERP”) or Excess Benefit Plan. Pursuant to an election made by the Executive, the Company shall pay to the Executive a single lump sum payment in satisfaction of all benefits under the SERP and Excess Benefit Plan in an amount equal to the December 31, 2006 actuarially determined value of $21,786,794.00.

Pursuant to the Executive’s participation in the long term incentive plan, by March 1 of each calendar year during the Term, the Executive shall receive an annual grant of equity or cash equivalent to be established by the Company with a minimum value of $2,500,000.00 based upon and subject to the attainment of the performance objectives established by the Executive at the beginning of the preceding calendar year (provided that there shall be no duplication of award for the same calendar year).

5.4. Retention Bonus. If the Executive is employed by the Company, EMCC or any of their affiliates on the first annual anniversary of the Closing Date, the Executive shall be paid a retention bonus of Nine Hundred Thousand Dollars ($900,000.00). If the Executive is employed by the Company, EMCC or any of their affiliates on the second annual anniversary of the Closing Date, the Executive shall be paid an additional retention bonus of Nine Hundred Thousand Dollars ($900,000.00). If the Term of this Agreement is extended for a third year pursuant to Section 3 hereof, and the Executive is employed by the Company, EMCC or any of their affiliates on the third annual anniversary of the Closing Date, the Executive shall be paid an additional retention bonus of Nine Hundred Thousand Dollars ($900,000.00). Each such retention bonus shall be paid in the 30 day period beginning on the applicable annual anniversary date.

If the Executive terminates employment with the Company, EMCC and all of their affiliates by reason of death or Disability prior to any year’s annual anniversary, a pro-rata retention bonus shall be paid to the Executive (or his Beneficiary) based up the number of days in such anniversary year prior to the Date of Termination and no further retention bonus shall be payable to the Executive or his Beneficiary. If the Executive is not employed by the Company, EMCC or any of their affiliates on either the first or second annual anniversary (and/or the third annual anniversary if the Term of the Agreement is extended for the third year pursuant to Section 3 hereof) and the Executive’s employment was terminated by the Company, EEMC or any affiliate thereof for other than Cause, the Executive shall be paid any such unpaid first or second annual anniversary retention bonus, as the case may be, (or the third annual anniversary retention bonus if the Term of the Agreement is extended for the third year pursuant to Section 3 hereof). Any retention bonus under this second paragraph of Section 5.2 shall be paid within 30 days of the Date of Termination.

Except as otherwise provided in this Section 5.4, if the Executive is not employed by the Company, EMCC or any of their affiliates on any annual anniversary date, no retention bonus shall be paid with respect to that annual anniversary date.

5.5. Expenses. Upon presentation of reasonably adequate documentation to EEMC, the Executive shall receive prompt reimbursement from EEMC for all reasonable and customary business expenses incurred by the Executive in accordance with EEMC policy in performing services hereunder. EEMC agrees to reimburse the Executive for any expenses he incurs in moving himself and his family from Maine to any state in the Northeast at the request of Parent.

5.6. Vacation. The Executive shall be entitled to five (5) weeks of vacation during each year of this Agreement, or such greater period as the Board shall approve, without reduction in salary or other benefits.

5.7. Payments in lieu of Restricted Stock. If the Closing Date occurs prior to July 1, 2008, in lieu of restricted stock awards which were to be provided pursuant to the Prior Agreement, the Company shall pay to the Executive an amount equal to the product of multiplying 143,478 by the closing price of Company common stock on the day prior to the Closing Date (as reported in the Wall Street Journal). If the Closing Date occurs prior to July 1, 2009, but after July 1, 2008, in lieu of restricted stock awards which were to be provided pursuant to the Prior Agreement, the Company shall pay to the Executive an amount equal to the product of multiplying 95,652 by the closing price of Company common stock on the day prior to the Closing Date. The payment under this Section 5.7 shall be made no later than 10 days following the Closing Date (as reported in the Wall Street Journal).

6. Compensation Related to Disability. During the Term of this Agreement, during any period that the Executive fails to perform the Executive’s full-time duties with the Company and EEMC as a result of incapacity due to physical or mental illness, EEMC shall pay the Executive’s Base Salary to the Executive at the rate in effect at the commencement of any such period, together with all compensation and benefits payable to the Executive under the terms of any compensation or benefit plan, program or arrangement maintained by the Company or any affiliate during such period, until the Executive’s employment is terminated by the Company for Disability; provided, however, that such Base Salary payments shall be reduced by the sum of the amounts, if any, payable to the Executive at or prior to the time of any such Base Salary payment under disability benefit plans of the Company or under the Social Security disability insurance program, which amounts were not previously applied to reduce any such Base Salary payment.

7. Compensation Related to Termination.

7.1. Termination Without Cause. If the Executive’s employment shall be terminated by the Company, EEMC or any affiliate thereof for any reason other than Cause, EEMC shall continue to pay to the Executive through the end of the Term as if the Executive had remained employed through the end of the Term the Executive’s Base Salary at the rate in effect at the time the Notice of Termination is given and Annual Bonus (at target opportunity level of 100% of annual Base Salary) and the Executive shall continue to receive the annual long-term term incentive awards provided for in the last paragraph of Section 5.3 hereof, together with all compensation and benefits payable to the Executive through the Date of Termination under the terms of any compensation or benefit plan, program or arrangement maintained by the Company or any affiliate during such period.

7.2. Other Terminations. If the Executive’s employment shall be terminated for any reason other than as described in Section 7.1 during the Term of this Agreement, EEMC shall pay the Executive’s Base Salary (to the Executive or in accordance with Section 13.3 if the Executive’s employment is terminated by his death) through the Date of Termination at the rate in effect at the time the Notice of Termination is given, together with all compensation and benefits payable to the Executive through the Date of Termination under the terms of any compensation or benefit plan, program or arrangement maintained by the Company or any affiliate during such period.

7.3. Further Obligations. Subject to Sections 6 and 8, after completing the expense reimbursements required by Section 5.5 hereof and making the payments and providing the benefits required by Sections 5.2, 5.3, 5.4, and 5.7 to the extent not previously paid and this Section 7, the Company and EEMC shall have no further obligations to the Executive under this Agreement.

8. Normal Post-Termination Payments Upon Termination of Employment. If the Executive’s employment shall be terminated for any reason during the Term of this Agreement, EEMC shall pay the Executive’s normal post-termination compensation and benefits to the Executive as such payments become due. Such post-termination compensation and benefits shall be determined under, and paid in accordance with, the Company’s retirement, insurance and other compensation or benefit plans, programs and arrangements (other than this Agreement).

9. Termination Procedures.

9.1. Notice of Termination. During the Term of this Agreement, any purported termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other parties hereto in accordance with Section 14 hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated. Further, a Notice of Termination for Cause is required to include a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the Board at a meeting of the Board which was called and held for the purpose of considering such termination (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive’s counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clause (i) or (ii) of the definition of Cause herein, and specifying the particulars thereof in detail.

9.2. Date of Termination. “Date of Termination,” with respect to any purported termination of the Executive’s employment during the Term of this Agreement, shall mean (i) if the Executive’s employment is terminated by his death, the date of his death, (ii) if the Executive’s employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that the Executive shall not have returned to the fulltime performance of the Executive’s duties during such thirty (30) day period), and (iii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination (which shall not be less than ninety (90) days (except in the case of a termination for Cause), from the date such Notice of Termination is given).

10. Confidentiality, Noncompetition, and Nonsolicitation.

10.1. The Executive will not, during or after the Term, disclose to any entity or person any information which is treated as confidential by the Company or any of its subsidiaries or affiliates and is not generally known or available in the marketplace, and to which the Executive gains access by reason of his position as an employee or director of the Company or any of its subsidiaries or affiliates (each, an “EE Entity”).

10.2. If, at any time prior to the end of the Term, the Executive terminates his own employment (and not in connection with his Disability, Retirement or death) or the Company terminates his employment with Cause, then for a twelve-month period immediately following his Date of Termination, the Executive shall not, except as permitted by the Company upon its prior written consent, enter, directly or indirectly, into the employ of or render or engage in, directly or indirectly, any services to any person, firm or corporation within the “Restricted Territory,” which is a major competitor of any EE Entity with respect to products which any EE Entity is then producing or services any EE Entity is then providing (a “Competitor”). However, it shall not be a violation of the immediately preceding sentence for the Executive to be employed by, or render services to, a Competitor, if the Executive renders those services only in lines of business of the Competitor which are not directly competitive with the primary lines of business of any EE Entity, or are outside of the Restricted Territory. For purposes of this Section 10.2, the “Restricted Territory” shall be the states of Connecticut, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont.

10.3. If the Executive’s employment is terminated for any reason, then for the twelve month period immediately following his Date of Termination the Executive shall not, except as permitted by the Company upon its previous written consent, solicit on his own behalf or on behalf of another person or entity any EE Entity employee for hire or retention as an employee, consultant, or service provider.

11. Successors; Binding Agreement.

11.1. In addition to any obligations imposed by law upon any successor to the Company or EEMC, the Company or EEMC will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company or EEMC, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company or EEMC would be required to perform it if no such succession had taken place. Failure of the Company or EEMC to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement. The Parent is a beneficiary of the benefits of this Agreement and shall cause EEMC and Company to fully perform their obligations hereunder.

11.2. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amount would still be payable to the Executive hereunder (other than amounts which, by their terms, terminate upon the death of the Executive) if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

12. Notices. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:

To the Company and EEMC:

Energy East Corporation

Energy East Management Corporation

1387 Ithaca-Dryden Road

Ithaca, NY 14850-8810

Attention: Senior Vice-President & Chief Administrative Officer

To Parent:

Iberdrola, S.A.

Calle Cardenal Gardoqui, 8

48008 Bilbao

Spain

Attention: Secretaría General

To the Executive:

Wesley W. von Schack

217 Commercial Street

Portland, Maine 04101

13. Miscellaneous.

13.1. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officers as may be specifically designated by the Board. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by any party which are not expressly set forth in this Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein, including, without limitation, except as otherwise specifically provided in this Agreement, the Prior Agreement, is hereby terminated and cancelled. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York. There shall be withheld from any payments provided for hereunder any amounts required to be withheld under federal, state or local law and any additional withholding amounts to which the Executive has agreed. The obligations under this Agreement of the Company, EEMC or the Executive which by their nature and terms require satisfaction after the end of the Term shall survive such event and shall remain binding upon such party.

13.2. References in this Agreement to employee benefit plans, compensation plans, incentive plans, pension plans, disability policies or similar plans, programs or arrangements of the Company include such plans, programs or arrangements of NYSEG and EEMC if maintained for the benefit of the Company’s executives or employees of EEMC.

13.3. Notwithstanding any provision of this Agreement to the contrary, in the event EEMC does not make any payment required to be made by it under this Agreement, the Company shall be liable to the Executive and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees for all payment obligations of EEMC under this Agreement.

14. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

15. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

16. Settlement of Disputes; Arbitration. All claims by the Executive, for benefits under this Agreement shall be directed to and determined by the Board and shall be in writing. Any denial by the Board of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon. The Board shall afford a reasonable opportunity to the Executive for a review of the decision denying a claim and shall further allow the Executive to appeal to the Board a decision of the Board within sixty (60) days after notification by the Board that the Executive’s claim has been denied. To the extent permitted by applicable law, any further dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in New York, New York in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

17. Definitions. For purposes of this Agreement, the following terms shall have the meaning indicated below:

(A) “Base Salary” shall have the meaning stated in Section 5.1 hereof.

(B) “Board” shall mean the Board of Directors of the Company.

(C) “Closing” shall have the meaning set forth in the Merger Agreement.

(D) “Closing Date” shall have the meaning set forth in the Merger Agreement.

(E) “Cause” for termination by the Company of the Executive’s employment, for purposes of this Agreement, shall mean (i) the willful and continued failure by the Executive to substantially perform the Executive’s duties with the Company and EEMC (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, or (ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise. For purposes of clauses (i) and (ii) of this definition, no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive’s act, or failure to act, was in the best interest of the Company.

(F) “Company” shall mean Energy East Corporation and any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(G) “Date of Termination” shall have the meaning stated in Section 9.2 hereof.

(H) “Disability” shall be deemed the reason for the termination by the Company of the Executive’s employment, if, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of the Executive’s duties with the Company and EEMC for the maximum number of months applicable to the Executive under the Company’s Disability Policy for Salaried Employees (or any successor policy) (but in no event for less than six (6) consecutive months), the Company shall have given the Executive a Notice of Termination for Disability, and, within thirty (30) days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of the Executive’s duties.

(I) “Executive” shall mean the individual named in the first paragraph of this Agreement.

(J) “Merger Agreement” shall mean Agreement and Plan of Merger dated as of June 25, 2007, among Parent, Green Acquisition Capital, Inc., a New York corporation, and the Company.

(K) “Notice of Termination” shall have the meaning stated in Section 9.1 hereof.

(L) “Parent” shall have the meaning set forth in the Merger Agreement.

(M) “Retirement” shall be deemed the reason for the termination by the Company or the Executive of the Executive’s employment if such employment is terminated in accordance with the Company’s retirement policy, generally applicable to its salaried employees, or in accordance with any retirement arrangement established with the Executive’s consent with respect to the Executive. For purposes of this Agreement, termination by the Company without Cause shall not constitute Retirement.

(N) “Term” shall have the meaning stated in Section 3 hereof.

18. Compliance with Internal Revenue Code 409A. The parties agree that all payments made to the Executive under this Agreement or any of the Company’s benefit plans are intended to be made in order to avoid the application of excise tax, penalties and interest under Section 409A of the Internal Revenue Code. The Company is authorized to adjust the timing of any payment (by delaying such payment a minimum of six (6) months) to avoid the application of such excise tax, penalties and interest.

[Remainder of the page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of this             day of June 2007.

ENERGY EAST CORPORATION

By:

Name:	John T. Cardis
Title:	Chairman, Compensation and Management Succession Committee

By:
Name: Richard R. Benson
Title: Senior Vice President and
Chief Administrative Officer

ENERGY EAST MANAGEMENT CORPORATION

By:
Name: Richard R. Benson
Title: Senior Vice President and
Chief Administrative Officer

IBERDROLA, S.A.

By:
Name: Julián Martínez-Simancas
Title: General Secretary and
Secretary to the Board

EXECUTIVE

Wesley W. von Schack

Exhibit 99.4

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Paseo de la Castellana, 19

28046 Madrid

Bilbao, June 26, 2007

COMISIÓN NACIONAL DEL MERCADO DE VALORES - Significant Event

Dear Sirs,

Pursuant to Article 82 of Law 24/1988, of July 28, 1988, on the Securities Market (Ley de 24/1988, de 28 de julio, del Mercado de Valores), and the laws and regulations made thereunder, and in connection with the capital stock increase resolved by the General Shareholders’ Meeting of IBERDROLA, S.A. (hereinafter, “Iberdrola” or the “Company”) on March 29, 2007 (reported to this Commission on such date by means of the notice of significant event registered with number 78,634), by virtue of which it was resolved to issue 263,377,413 new ordinary shares of 3 euros of face value each, the execution of which may be carried out in three different dates, we hereby inform you that:

I.	Pursuant to Article 5 of the By-laws of SCOTTISH POWER PLC (“Scottish Power”), Iberdrola has acquired twenty-two million five hundred sixty-nine thousand six hundred and seventy-two (22,569,672) ordinary shares of Scottish Power (the “New Shares of Scottish Power”), which were issued in favour of the beneficiaries of the Scottish Power share schemes and the holders of bonds which are convertible into ordinary shares of Scottish Power, who exercised their options and conversion rights after 6.00 p.m. (London time) on May 8 and up to June 23, 2007. Iberdrola has acquired fifty-two point three (52.3) per cent. (approximately) of the New Shares of Scottish Power by means of the payment of a cash consideration.

II.	On the date hereof, the third (and last) execution of the capital stock increase approved by the General Shareholders’ Meeting held on March 29, 2007 has taken place, in order to allow the acquisition by the Company of the remaining forty-seven point seven (47.7) per cent (approximately) of the New Shares of Scottish Power by means of the delivery of three million seven hundred fourteen thousand nine hundred and sixty-eight (3,714,968) ordinary shares (acciones ordinarias) of Iberdrola (the “New Shares of Iberdrola”). The New Shares of Iberdrola are issued with a face value of three (3) euros each and a share premium of twenty-nine euros with seventy-five cents (29.75 euros) each, being the issue price of each New Share of Iberdrola of thirty-two euros with seventy-five cents (32.75 euros). As such, the aggregate face value of this third execution of the capital stock increase amounts to eleven million one hundred fourty-four thousand nine hundred and four (11,144,904) euros and the total share premium to one hundred ten million five hundred twenty thousand two hundred and ninety-eight euros (110,520,298 euros). As a consequence thereof, Article 5 of the By-laws of Iberdrola has been amended to reflect such execution of the capital stock increase.

III.	The Executive Committee of Iberdrola resolved to: (i) request the admission to listing of the New Shares of Iberdrola in the Bolsas de Valores of Madrid, Barcelona, Bilbao and Valencia, through the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo); and (iii) request the inclusion of the New Shares of Iberdrola in the registries of the SOCIEDAD DE GESTIÓN DE LOS SISTEMAS DE REGISTRO, COMPENSACIÓN Y LIQUIDACIÓN DE VALORES, S.A.U. (IBERCLEAR).

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IV.	In connection with such capital stock increase and the admission to listing on the Bolsas de Valores and the incorporation to the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo) of the new shares, the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores, “CNMV”) registered on April 12, 2007, under reference number 8,706, the securities note relating to the new shares (Nota sobre las Acciones relativas al aumento de capital mediante aportaciones no dinerarias de las acciones ordinarias de SCOTTISH POWER PLC). Likewise, on April 24, 2007, the CNMV included in its official registries a supplement to the above referred securities note.

V.	Today, June 26, 2007, the public deed formalizing this third execution of the capital stock increase, which has been fully subscribed for and paid-in by means of the contribution of the New Shares of Scottish Power, has been registered with the Mercantile Registry of Vizcaya.

VI.	It is expected that the New Shares of Iberdrola will be listed and normally traded on the Bolsas de Valores of Barcelona, Bilbao, Madrid y Valencia through the Continuous Market (Sistema de Interconexión Bursátil, Mercado Continuo) as from June 27, 2007.

Yours sincerely,

[Seal of the Secretary of IBERDROLA]

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IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

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Exhibit 99.5

Exhibit 99.4

SHAREHOLDER INFORMATION PACK

No. 17 – May 2007

IBERDROLA + SCOTTISHPOWER a global leader is born

Disclaimer

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Forward-looking statements

This presentation contains forward-looking statements regarding Iberdrola, S.A., and its business strategy and business development plans. These forward-looking statements include certain financial projections and estimates and their underlying assumptions, statements in relation to the plans, targets and expectations regarding future operations, investments, synergies, products and services and statements regarding future performance. These forward-looking statements do not constitute historical facts and can generally be identified by the use of terms such as “expects,” “anticipates”, “believes”, “plans”, “estimates” and similar expressions.

Accordingly, although Iberdrola, S.A. believes the expectations reflected in these statements are reasonable, investors and shareholders in Iberdrola, S.A. are cautioned that these forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict, and generally beyond the control of Iberdrola, S.A. in so far as they relate to events and circumstances that will take place in the future. A range of factors could cause actual results and developments to differ materially from those expressed, implied or projected in these forward-looking statements. These risks and uncertainties include those listed in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores (the Spanish securities regulator, or the CNMV for its initials in Spanish).

These forward-looking statements in no way constitute a guarantee of future results. They have not been reviewed by the auditors of Iberdrola, S.A. Investors are urged not to take decisions based on the forward-looking statements which are valid only on the date on which they were made. Past performance is not a useful guide of future performance and individuals seeking advice should consult an independent financial advisor.

All the forward-looking statements made in the following presentation by Iberdrola, S.A. or any of its directors, officers, employees or their representatives, are expressly qualified by the contents of this disclaimer. The forward-looking statements included in this presentation are based on information available at the time of preparing the document. Except as required under prevailing legislation, Iberdrola, S.A. assumes no obligation whatsoever, even in the event of new information or developments, to publicly update or revise any forward-looking statements.

CONTENTS

1.- Letter to shareholders 2

2.- Q1-07 Earnings 4

3.- IBERDROLA + ScottishPower: a global leader is born 11

4.- IBERDROLA’s share price performance 15

5.- IBERDROLA and sustainability 17

6.- In the news 23

LETTER TO SHAREHOLDERS

Dear shareholder:

Once again I have the pleasure of addressing you to report on IBERDOLA’s performance during the first quarter of 2007. Despite the challenging backdrop faced by the Spanish energy sector during this period, marked by lower generation pool prices and moderate growth in demand for electricity, IBERDROLA continued to post double digit growth. Net profit rose 13.6% to over E458 million, driven primarily by higher output from technologies with lower associated variable cost, which also happen to be more environmentally friendly, and greater efficiency which led to better performances across all of the Group’s businesses.

Meanwhile, in order to reinforce its international expansion, the Company closed several acquisitions in the wind energy segment during the first quarter. In the US, IBERDROLA reached agreement to acquire 100% of CPV Wind Ventures. In Italy it signed a strategic alliance with Grupo API Holding, while in Greece, the Company increased its stake in Grupo Rokas, thereby taking control of the country’s largest wind energy producer. Installed capacity, and more importantly the scope for developing new capacity at these companies, together with IBERDROLA’s existing portfolio of companies, will enable the Company to easily meet its wind generation targets for 2009 through 2011.

All these transactions took place in parallel to the integration of ScottishPower within IBERDROLA. This acquisition closed on 23 April, representing a milestone in our Company’s 100-year history.

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The confidence displayed by the shareholders of IBERDROLA and ScottishPower has been key to meeting a challenge of this magnitude. Shareholders representing 99.5% and 97.6% of the capital of IBERDROLA and ScottishPower, respectively, voted in favour of the deal at their respective general shareholder meetings in March.

The transaction has also been very well received by the market. Since the deal was announced last November, IBERDROLA’s shares have rallied by over 25%, making it today the fourth largest company on the Ibex-35 by market cap, behind only Telefónica, Santander and BBVA.

This highlights the wisdom of a deal which ranks as one of the largest in Spanish corporate history, a friendly transaction undertaken with the utmost rigour and transparency and completed in record time.

This takeover represents a compelling combination of companies which, fully in line with the M&A criteria underpinning the Strategic Plan, increases the Company’s scale, generates value for all shareholders and creates a bigger and more global IBERDROLA, with operations in more than 30 countries worldwide and a balanced portfolio of deregulated and regulated businesses.

With this merger we are witnessing the birth of a major energy group, the largest in Spain and one of the largest in the world, with an enterprise value of over E70 billion, 22 million supply points and total capacity of almost 40,000 MW. Almost 7,000 MW of this capacity relates to wind power, establishing IBERDROLA as the largest global player in this technology.

In line with its strategic focus on clean energy sources, the Company’s Board of Directors has approved floating up to 20% of its renewable energy subsidiary, Iberenova, which will include the renewables businesses of IBERDROLA and ScottishPower, via a capital increase. This listing, to take place during the fourth quarter of 2007, will provide the business with the funds it needs to boost its growth and development without jeopardising the Group’s solidity. This newly listed company will figure among the Ibex-35 top ten companies by market capitalisation.

The IBERDROLA Group will enjoy a presence on the Spanish equity market’s benchmark index through IBERDROLA, S.A. -ranked fourth- and through Iberenova.

To finish up, I would like to thank all of you, our shareholders, for your support and trust. During this new phase in the Company’s history we will dedicate even more effort, if possible, to continuing to create more value for all.

Ignacio Galán Chairman

Q1-07 EARNINGS

Operating data Q1-07 Q1-06% chg

Net output GWh 24,752 23,154 +6.9

CCGT GWh 8,880 9,093 -2.3

Wind and mini-hydro GWh 2,725 2,253 +21.0

Hydro GWh 4,861 2,386 +103.7

Nuclear GWh 6,509 6,662 -2,3

Fuel-oil GWh 15 566 -97.3

Coal GWh 1,212 1,697 -28.6

Cogeneration GWh 550 497 +10.7

Installed capacity MW 30,502 27,895 +9.3

CCGT MW 8,818 6,897 +27.9

Wind and mini-hydro MW 4,552 3,914 +16.3

Hydro MW 9,149 9,118 +0.3

Nuclear MW 3,344 3,344

Fuel-oil MW 2,889 2,889

Coal MW 1,253 1,253

Cogeneration MW 497 480 +3.5

Energy distributed GWh 34,010 33,054 +2.9

Customers (managed supply points) No. (mn) 18.5 17.9 +3.3

Employees No. 16,347 17,514 -6.6

Economic’ financial data

Income statement Q1-07 Q1-06% chg

Revenues E, mn 2,716.60 2,978.40 -8.79%

EBITDA E, mn 1,087.10 1,056.60 +2.89%

EBIT E, mn 794.8 788.4 +0.81%

Net profit E, mn 458.2 403.2 +13.64%

Net operating expense/gross profit% 27.90% 26.20% +6.49%

Balance sheet Q1-07 YE 2006% chg

Total assets E, mn 34,002 33,061 2.85%

Equity E, mn 10,564 10,567 -0.03%

Adjusted net debt(1) E, mn 13,061 13,119 -0.44%

ROE% 16.2 16.6 -0.40

Leverage(2)% 55.3 55.4 -0.10

Net debt/equity x 1.24 1.24 -

(1) Includes tariff deficit receivables of E 606 million at March 2007 and of E 572 million at December, 2006.

(2) Net debt/(net debt + equity). Includes tariff deficit financing. Stripping out the tariff deficit, leverage at 31 March, 2007 would have been 54.1%, and at year-end 2006, 54.3%. 4

Net profit up 13.6%

The strong results reported in the first quarter of 2007 are the result of the efficient management of the hydraulic and renewable generation plant, which together with the flexibility inherent in its gas contracts, endows IBERDROLA with a unique and stable generation mix, capable of generating earnings growth at the Group under any production scenario.

Against a challenging backdrop marked by low prices and moderate growth in demand, the Company managed to boost its bottom line by 13.6% to E458 million.

Q1-07 earnings highlights:

• Group revenues of E2.71 billion, down 8.79% on Q1-06 due to lower demand in Spain on the back of lower temperatures.

• Gross profit rose 5.3% to E1.57 billion, driven by the distribution, supply, gas, international and non-energy businesses.

• EBITDA was 2.9% higher at E1.09 billion, thanks to the performance of the international and non-energy businesses.

• Group EBIT rose 0.8% year-over-year to E794.8 million.

• Equity-account income rose E15.8 million to E19.9 million, most of which was contributed by financial investments.

• The sale of properties, a recurring business, generated gains of E9.3 million.

2007-2009 Strategic Plan: off to an excellent start

IBERDROLA has kicked off its 2007-2009 Strategic Plan with net profit of E458.2 million, in line with our guidance for double digit bottom line growth for full-year 2007.

The main initiatives during the first quarter were:

• Generation

During Q1-07 IBERDROLA added 118 MW of new capacity, bringing total installed capacity to 30,502 MW. The new capacity consists entirely of renewable energies in Spain (98 MW) and abroad (20 MW) and represents a year-over-year increase of 9.3%.

Installed capacity Group total (MW)

+9.3%

30,502

27,895

Q1-06 Q1-07

Global leader in renewable energy: consolidating presence abroad

At the end of Q1-07, IBERDROLA had installed renewable energy capacity of 4,552 MW (4,210 MW wind and 342 MW mini-hydro), making IBERDROLA the largest renewables player worldwide. 118 MW of new capacity was added during the first quarter (109 MW wind and 9 MW mini-hydro). 98 MW was added in Spain and the remaining 20 MW, abroad. This represents a year-over-year increase in renewable capacity of 16.3%.

6

Pipeline capacity of almost 19,000 MW

In aggregate, IBERDROLA has a portfolio of projects in the pipeline at various stages of development in Spain and abroad, which will bring an additional 19,000 MW of capacity online.

Under |Connection

MW Validated rights & under

development construction

Spain 6,166 5,453 2,519

Wind 5,279 4,973 2,066

Mini-hydro 176 176 76

Solar 686 286 359

Biomass 24 17 17

Wave 1 1 0

International

12,829 5,912 1,452

(wind)

Total 18,996 11,365 3,971

International expansion is one of the cornerstones of IBERDROLA’s growth strategy. Against this backdrop, we highlight the following international transactions undertaken during the first quarter:

• In the US, one of IBERDROLA’s most important markets in terms of meeting its targets for renewable energies, the Company already has 26 MW in operation at the Locust Ridge farm, part of the Community Energy acquisition. In addition, IBERDROLA has reached agreement to acquire 100% of US company CPV Wind Ventures, headquartered in Silver Spring (Maryland). This company has a wind capacity pipeline of 3,500 MW across 15 US states, of which 1,100 MW will come on stream by 2011 and for which a turbine supply contract has already been signed with General Electric.

Following this transaction and the takeover of ScottishPower, IBERDROLA already has 1,700 MW of operational wind capacity in the US in addition to nearly 20,000 MW under development.

Locust Ridge (Pennsylvania) wind farm 7

• In Italy, IBERDROLA has signed a strategic alliance with Italian energy group API Holding to build and operate around 350 MW of wind power in Italy, slated to come on stream between 2008 and 2009.

The start up of the winds farms under construction will come on top of other IBERDROLA projects in Italy with aggregate capacity of 300 MW.

• In Greece, IBERDROLA increased its already significant stake in Grupo Rokas in March, to take control of the country’s largest wind generation company.

IBERDROLA’s strategic focus on renewables

• Solar thermal energy: IBERDROLA has a portfolio of 13 solar thermal electric power plants in Spain, comprising aggregate installed capacity of 605 MW.

In May, IBERDROLA announced the construction of the Puertollano (Ciudad Real) thermal solar power plant. This pioneering facility will have installed capacity of 50 MW and will entail investment of over E200 million . The ceremony to unveil the project was attended by José María Barreda, President of the Castilla-La Mancha regional government, Ignacio Galán, Chairman of IBERDROLA, Enrique Jiménez Larrea, Head of IDAE (the Spanish Institute for Energy Diversification and Savings) and Joaquín Carlos Hermoso, Mayor of Puertollano, among other figures.

In the centre of the photo, IBERDROLA Chairman, Ignacio Galán with José María Barreda, President of the Castilla-La Mancha regional government, at the presentation of the Puertollano (Ciudad Real) solar thermal plant.

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• Photovoltaic solar energy: IBERDROLA currently has 30 MW of photovoltaic capacity in Spain. IBERDROLA has incorporated Global Solar Energy to develop a 10 MW photovoltaic power facility in Murcia. Abroad, a new 0.17 MW photovoltaic facility was added in Greece (Rokas) during 1Q07.

• Mini-hydro: in this clean energy source IBERDROLA has capacity of 192 MW in Spain and 100 MW abroad. The 8.84 MW Albacete facility at La Fuensanta was completed during the first quarter of 2007.

• Biomass: in February 2007, IBERDROLA began construction of the Corduente plant in Guadalajara. This will be the Company’s first facility in Spain using recycled forest waste to generate energy. This new clean energy plant will have installed capacity of 2 MW and is expected to use around 20,000 tonnes of forest biomass each year.

• Distribution

Spain: over 26,000 GWh of power distributed to 10 million customers

By the end of the first quarter, IBERDROLA was serving 10 million customers, and total electricity distributed over its network reached 26,756 GWh, 2.0% more than in Q2-06. 83% of distributed power, or 22,125 GWh, went to the regulated market.

Latin America: over 8.3 million managed customers

By the end of the first quarter, IBERDROLA had surpassed the 8.5 million managed customer mark, distributing 7,254 GWh of power, a year-over-year increase of 6.2%.

Lines at AT Céu Dourado (Brazil)

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• Supply

- Electricity

Spain: eligible electricity users

Energy sold in this segment totalled 1,097 GWh, a 66.2% drop on Q1-06 as a result of current market conditions marked by virtually flat domestic demand.

- Gas

Spain: ranked 2nd in gas supply

During Q1-07, IBERDROLA supplied 14% of all the gas consumed in the deregulated market. Thanks to the flexibility of its portfolio of supply contracts and despite the mild winter which prompted a 5% year-over-year drop in demand for gas nationwide, IBERDROLA optimised its participation in the gas market through supply to combined cycle plants, customer sales and national and international trading activities.

In addition, the first quarter was marked by the launch of the IBERDROLA Gas Plan, a sales programme targeting the residential gas segment. The campaign is designed to maximise returns for the Company and to add value vis-à-vis its customers by addition a series of services such as household gas appliance maintenance. At the end of the quarter IBERDROLA had 153,000 direct supply contracts.

Gas supply and infrastructure

IBERDROLA ended the quarter with a global supply portfolio of over 16 bcm/yr, of which over 7 bcm/yr are supplied in Spain, and almost 9 bcm/yr in Mexico and Brazil.

IBERDROLA continued to make progress on the development of the Sagunto regasification plant (Saggas, 30%-owned by IBERDROLA) which had processed the paperwork for increasing capacity by 50% by the end of March. Work was also ongoing on the 50%-capacity expansion at Bahía Bizkaia Gas (25%-owned by IBERDROLA).

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IBERDROLA + SCOTTISHPOWER: A WORLDWIDE LEADER EMERGES

On 23 April 2007, the IBERDROLA—ScottishPower merger agreement signed on 27 November took effect following the definitive approval, as provided under British legislation, of the Edinburgh Court of Sessions (Scotland).

The shareholders of both IBERDROLA and ScottishPower voted overwhelmingly in favour of the deal at their respective general meetings, with favourable votes representing 99.5% and 97.6%, respectively, of the shares represented.

The merger of these two companies, the result of a E17.10 billion friendly deal announced just last November and marking a major milestone in the Company’s 100-year-long history, has created a global utility giant and the leading player in renewable energies with an enterprise value of over E65 billion.

The largest ever capital increase

Pursuant to the merger agreement signed with ScottishPower Plc in November 2006, at a general shareholders’ meeting IBERDROLA’s shareholders agreed to increase the Company’s share capital by up to 263,377,413 shares, representing over 20% of the share capital post-offering. The capital increase entailed a non-monetary outlay of up to E8.63 billion. The new shares were exchanged for ScottishPower shares.

2007 General Shareholders’ Meeting at the Euskalduna Palace in Bilbao

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The merger brings capacity to almost 40,000 MW

The ScottishPower deal gives rise to a Group with total installed capacity of almost 40,000 MW, a 28% increase on IBERDROLA’s standalone capacity (30,500 MW). Of the combined total, 32,500 MW come from traditional fuels, growth of 25% vis-à-vis the Company’s current traditional fuel capacity of 26,000 MW.

Consolidating leadership position in renewables

The merger reinforces IBERDROLA’s global leadership in renewable energies, especially in wind power. The deal brings additional capacity of over 2,000 MW to IBERDROLA’s more than 4,500 MW, bringing aggregate capacity in renewables to 6,562 MW, up 44%. Most of the new capacity is at US company, PPM.

Project pipeline

Spain 6,166

UK 5,996

Rest of

5,382

6,562 MW Europe

37,675 MW Installed + pipeline* capacity

US 19,231

Latin America 400

RoW 500

* Includes mini-hydro and other renewable energies

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It is worth noting that thanks to the ScottishPower deal, IBERDROLA’s renewables pipeline now stands at 37,675 MW: 6,000 MW under development in each of Spain and the UK, almost 5,400 MW in the rest of Europe, over 19,200 MW in the US, 400 MW in Latin America and 500 MW elsewhere.

Parque eólico Elgea (Álava)

Over 21 million supply points in Europe and the Americas

The acquisition increases the new Group’s customer portfolio by a significant 18%. ScottishPower’s 3.3 million supply points boost IBERDROLA’s total to 21.7 million across Europe and the Americas (up from 18.4 million).

The Company now has gas storage capacity in the UK and US of 2.7 bcm. This area presents significant growth potential.

The combination of IBERDROLA and ScottishPower makes for a very significant global footprint and a benchmark utility on either side of the Atlantic. The Group currently operates in Spain, the UK, the US, Mexico, Brazil, Greece, Portugal, France, Germany, Italy, Poland, Guatemala, Bolivia and Chile. Furthermore, the extensive pipeline will underpin continued international expansion.

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Strategic rationale and value creation

The deal closed with ScottishPower comes on the tail of five years of strong organic growth and value creation for IBERDROLA’s shareholders. This performance has been underpinned by the successful completion of the 2001-2006 Strategic Plan.

This friendly deal met each and every M&A criteria established in the 2007-2009 Strategic Plan, and will enable the strategic targets set out in this plan to be met ahead of schedule. The strategic cornerstones include growth, international expansion and efficiency enhancements, all designed with the ultimate goal of boosting profitability at IBERDROLA.

From a strategic standpoint, IBERDROLA was attracted to ScottishPower because of the scope to create a leading European utility with a broad geographic presence and a strong growth platform.

This deal represents a compelling business combination, the strategic rationale of which is summarised below:

• Accelerates growth

• Increases revenue diversification, which in turn serves to substantially diversify risk.

• Brings access to new long-term growth opportunities, generating substantial synergies in a deal that is earnings accretive from day one.

All the while maintaining shareholder commitments and without jeopardising the Company’s balance sheet strength.

14

IBERDROLA’S SHARE PRICE PERFORMANCE

THE STOCK RALLIED 26.2 HITTING A RECORD HIGH (E41.80) IN MAY, WHILE TOTAL SHAREHOLDER RETURN

REACHED 27.6

IBERDROLA’s share price performance relative to the IBEX-35, Euro-Stoxx Utilities and Euro-Stoxx 50 indices. January 2007—22 May 2007

(Base 100: 29-12-2006)

140

135

130

+26.21%

125

120

115 Euro-Stoxx Utilities: +11.11%

110

Euro-Stoxx 50: +9.22% 105 Ibex-35: +7.62%

100

95

90

29-12-06 14-1-07 30-1-07 15-2-07 3-3-07 19-3-07 4-4-07 20-4-07 6-5-07 22-5-07

Total shareholder return*. January 2007—22 May 2007

27.57%

IBEX-35 9.17% EURO-STOXX UTILITIES 13.34% EURO-STOXX 50 11.40%

(*) dividend plus share price performance

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Stock market data Q1-07 Q1-06

Market capitalisation E, mn 31,906 24,017

Earnings per share E 0.51 0.45

Net operating cash flow per share E 0.80 0.74

P/E (stock price/EPS) x 19.2 16.7

P/BV (market cap. to net carrying amount at close) x 3.02 2.53

IBERDROLA shares Q1-07 Q1-06

No. of shares outstanding 901,549,181 901,549,181

Share price 31/3/2007 (E) 35.39 26.64

Average share price (E) 33.62 24.97

Average daily volume (E) 10,363,205 6,981,824

Maximum volume (16-02-07 / 21-02-06) 54,401,371 26,886,823

Minimum volume (25-01-07 / 02-01-06) 4,600,289 2,086,955

Dividends paid (E) 1.063 0.89

Interim (2 Jan 2007 / 2 Jan, 2006) 0.450 0.37

Final (payable on 2 July 2007 / 3 July 2006) 0.593 0.52

Attendance bonus 0.02 -

Dividend yield (dividend for the year/closing price previous yr) 3.21% 3.8%

16

IBERDROLA AND SUSTAINABILITY

IBERDROLA’s contribution to sustainable development takes the form of social responsibility policies designed to meet the needs and expectations of its stakeholders, with whom the Company keeps a series of communication channels open. Through this dialogue the Company communicates its targets, initiatives and achievements on all three sustainable development fronts (economic, environmental and social) and receives the evaluations and requests of its interest groups.

Sustainability indicators

Sustainability indicators Q1-06 Q1-07

Contribution to GDP (gross profit) (*) 0.50% 0.47%

Contribution to GDP (revenues) (*) 0.89% 1.07%

Capex (E, mn) 425 478

Investment in clean energies (E, mn) 91.8 218

Net profit (E, mn) 346.6 458.2

Dividend yield (%) 3.8% 3.21%

(CO)2 (emissions (gr. CO)2(/kWh). Total) 247 188

(CO)2 (emissions (gr. CO)2(/kWh). Spain) 212 133

Emission-free production, total (GWh) 11,301 14,095

Emission-free production, Spain (GWh) 11,071 13,832

Emission-free production/total production (%) 48.8% 56.9%

Spanish emission-free production/total production (%) 62.3% 76.0%

Total emission-free installed capacity (MW) 16,376 17,045

Emission-free installed capacity, Spain (MW) 16,077 16,738

Total emission-free installed capacity (% of total) 58.7% 55.9%

Emission-free installed capacity in Spain (% of total) 65.3% 64.2%

(*) Data for 2006 and 2005. Source: Spanish Bureau of Statistics (INE), quarterly national accounts (most recent data published: Q4-06).

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Specific CO_2 emissions, thermal mix in Spain

(g/kWh)

563
555
Q1-06
Q1-07

Specific SO_2 emissions, thermal mix in Spain

(g/kWh)

1.47
1.3
Q1-06
Q1-07

Specific particle emissions, thermal mix in Spain

(g/kWh)

0.1
0.1
Q1-06
Q1-07

Specific NO_X emissions, thermal mix in Spain

(g/kWh)

1.32
1.49
Q1-06
Q1-07

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Trend in specific emissions within the thermal mix: (CO)2(, SO)2(, particles and NO)X

(Specific CO)2 (emissions, thermal mix in Spain Specific SO)2 (emissions, thermal mix in Spain)

(g/kWh) (g/kWh)

1.47

563 1,9%

1.3

555

Q1-06 Q1-07 Q1-06 Q1-07

Specific particle emissions, thermal mix in Spain

(g/kWh)

(Specific NO)x (emissions, thermal mix in Spain)

(g/kWh)

1.49

1.32 0.1 0.1

Q1-06 Q1-07 Q1-06 Q1-07

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Indices, rankings and awards

Sustainability index	Rating/position
Dow Jones Sustainability World Index 06 Dow Jones Sustainability Stoxx Index 06	74 points/sustainability leaders group 74 points/sustainability leaders group
Climate Leadership Index	Only Spanish utility included in the index
Storebrand Investments SRI	No. 2 ranked utility worldwide
OEKOM	B-/Group of leaders: top ranked Spanish company and among the top 3 in the Worldwide Utilities category
Global 100	IBERDROLA among the 100 most sustainable companies in the world for the second year running
Global Roundtable on Climate Change	IBERDROLA is a participant
Pacific Sustainability Index (PSI)	Sustainability leader among the top 3 in the Energy & Utilities Sectors category
BusinessWeek, Climate Group	Top companies of the decade: ranked top 3 in terms of management of greenhouse gases (GHGs) and top 10 on contribution to reducing GHG emissions and leadership on environmental management issues
INNOVEST	Top 5 *Best in Class* in utilities
VIGEO	Rated from neutral to positive in the main categories
CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank	30.5 points. IBERDROLA is rated a sustainability leader within utilities

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Indices, rankings and awards

Sustainability index

Dow Jones Sustainability World Index 06 Dow Jones Sustainability Stoxx Index 06

Climate Leadership Index

Storebrand Investments SRI

OEKOM

Global 100

Global Roundtable on Climate Change

Pacific Sustainability Index (PSI)

BusinessWeek, Climate Group

INNOVEST

VIGEO

CR- Risk Premium Survey. University of Hamburg & SRI Deutsche Bank

Rating/position

74 points/sustainability leaders group 74 points/sustainability leaders group

Only Spanish utility included in the index

No. 2 ranked utility worldwide

B-/Group of leaders: top ranked Spanish company

and among the top 3 in the Worldwide Utilities

category

IBERDROLA among the 100 most sustainable

companies in the world for the second year

running

IBERDROLA is a participant

Sustainability leader among the top 3 in the

Energy & Utilities Sectors category

Top companies of the decade: ranked top 3 in terms of

management of greenhouse gases (GHGs) and top 10 on

contribution to reducing GHG emissions and leadership

on environmental management issues

Top 5 Best in Class in utilities

Rated from neutral to positive in the main

categories

30.5 points. IBERDROLA is rated a

sustainability leader within utilities

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Corporate Reputation Indices

MERCO 2007

Corporate Governance Indices

ISS

Rating/position

IBERDROLA ranked 8th among the 100 companies

comprising the general index, taking the top spot

again in the Energy, Gas and Water sector

Rating/position

Index ranking: 76.4; Industry ranking: 71.4

Commitment to the environment and socially responsible investment

IBERDROLA, a participant of the Global Roundtable on Climate Change (GROCC)

IBERDROLA, a participant of the Global Roundtable on Climate Change (GROCC), endorsed the joint statement issued at the end of February in an ceremony held in New York.

The roundtable’s joint declaration, endorsed by almost 100 multinationals from across all business sectors, reflects the network’s vocation to effect change in the political, social and industrial arenas to ensure that the world’s energy systems are aligned with sustainable economic growth.

The declaration states that climate change is an urgent matter and urges governments to

(set targets and prices for CO)2 (and other greenhouse gas emissions and to promote policies)

to boost energy efficiency.

IBERDROLA, rated one of the world’s 100 most sustainable companies for the second year running

In an event held in Davos (Switzerland) during the World Economic Forum at the end of January, and for the second year in a row, IBERDROLA was listed in the Global 100 Most Sustainable Corporations in the World index.

IBERDROLA continues to be the only Spanish utility included in this index, compiled for the third year by Corporate Knights, a Canadian magazine specialised in corporate social responsibility, and by sustainability research firm, Innovest Strategic Value Advisors. The list rates publicly traded companies from around the world based on their environmental record, their corporate governance practices and how they relate to communities and other stakeholders.

20

Corporate reputation evaluation by analysts and investors

MERCO 2007. IBERDROLA was ranked no. 8 among the 100 companies included in the overall index, leading the Energy, Gas and Water sector again

The 2007 index by the Spanish Monitor of Corporate Reputation (MERCO for its initials in Spanish) ranked IBERDROLA no. 8 among the 100 companies included in the overall index, and once again no. 1 in the Energy, Gas and Water sector.

IBERDROLA Chairman, Ignacio Galán, was rated one of the best-reputed business leaders, ranking no. 10 among the 100 directors evaluated.

The methodology used by MERCO combines a survey of 12,000 directors with an assessment by several expert groups. Research analysts assess the companies’ financial performance, members of NGO’s evaluate their track record in ethics and corporate responsibility, while union representatives evaluate the work environment and consumer associations give their verdict on commercial offerings. In addition, a group of thought leaders evaluate business leaders. Finally, MERCO staff verifies the company’s reputation with a ‘merit survey’, cross-checking the information received.

Contribution to social development

The most noteworthy initiatives undertaken by IBERDROLA in the social development arena during the first quarter of 2007 were:

Education and training

• Development of electrical safety. IBERDROLA pressed ahead with its training programmes for the prevention of electricity accidents. Training was provided to several professional groups: electricians in Valencia and Valladolid and to construction companies in Murcia.

• Promotion of energy savings and efficiency. Under the framework of an agreement signed with the regional Madrid government to promote energy efficiency, two new Energy Savings Guidebooks were compiled, one for food businesses and another for restaurateurs.

Economic development programmes for surrounding areas:

• Regional advisory boards. Working sessions were held with the consulting committees in the regions of Andalusia, Castilla y León and Valencia, which were formed by representatives from important regional financial and industry groups.

21

• Dissemination of corporate responsibility principles. IBERDROLA participated in four sessions to promote corporate social responsibility practices, showcasing the ‘IBERDROLA model’ in corporate and academic circles.

Art and culture:

• Monument refurbishment and illumination programme. The refurbishment overhaul and illumination works carried out at the Cartuja de Miraflores (Burgos) were inaugurated. External lighting work was also undertaken at the Monasterio de Yuso (La Rioja) and the Hospital de la Santa Cruz (Barcelona).

• Support for culture. Within IBERDROLA’s programmes for supporting cultural foundations and institutions, cooperation agreements were renewed with the Bilbao Choir Society and the Ondarreta de Getxo Choir (Vizcaya).

Solidarity:

• Castilla-La Mancha Olympics and Paralympics programme. IBERDROLA has signed an agreement with the Castilla-La Mancha Culture and Sports Foundation to support the Castilla-La Mancha Olympics Promises and the Castilla-La Mancha Paralympics programmes and thirteen other initiatives.

• Support for other solidarity initiatives. IBERDROLA worked with a range of charities located in Albacete, Cadiz, Cuenca and Vizcaya.

Volunteers working in Toledo

22

IN THE NEWS

March

• On 29 March, IBERDROLA held its General Shareholders’ Meeting. One of the resolutions approved was the takeover of ScottishPower and the corresponding capital increase, one of the largest in Spanish corporate history. Ignacio Galán, IBERDROLA’s Chairman, remarked during his speech that the deal “creates one of the world’s largest utilities, with a total enterprise value of around E65 billion”.

IBERDROLA equally welcomed the approval of the transaction -ratified by both utilities’ Boards of Directors in November 2006- by ScottishPower’s shareholders at an Extraordinary General Meeting held on 30 March in Glasgow.

2007 General Shareholders’ Meeting. Euskalduna Palace (Bilbao)

• IBERDROLA Inmobiliaria generated net profit of E110.3 million in 2006, up 14.8% on 2005, marking the continuation of the uninterrupted pattern of growth of recent years.

23

• IBERDROLA endorsed the joint declaration of the Global Roundtable on Climate Change (GROCC) presented in New York at the end of February.

• IBERDROLA Ingeniería y Construcción, Spain’s largest engineering company, posted a strong performance, generating net profit of E33.3 million in 2006, up 22.4% on 2005. The engineering subsidiary posted topline growth of 35.3% to E648.8 million.

• The Cortes-La Muela plant will be converted to the largest hydroelectric pump facility in Europe. The plant’s current pumping capacity will be increased from 555 MW at present to 1,110 MW, while capacity will be raised to 1,260 MW from 630 MW today.

April

• On 25 April, at market opening, trading began in 245,225,982 new IBERDROLA shares issued pursuant to the capital increase undertaken to finance the acquisition of ScottishPower. The newly issued shares have a nominal value of E3 each and carry the same rights as those already outstanding.

• IBERDROLA has initiated construction on two new wind farms in France, with work slated to commence on another four before year-end, with aggregate capacity of 63 MW. These projects form part of our plans to expand internationally in this segment.

Madrid Stock Exchange

24

• The Chairman of IBERDROLA, Ignacio Galán, and the President of the Castilla y León regional government, Juan Vicente Herrera, unveiled the bioethanol facility plan for Barcial del Barco (Zamora). This plant will have annual production capacity of 149,000 cubic metres of bioethanol and will entail investment of E108 million. The facility is slated for start-up in July 2008.

• IBERDROLA and the town council of Figueira da Foz have signed an purchase agreement for the land where the first combined cycle plant to be built by IBERDROLA in Portugal is to be located, following the green-light from the Portuguese energy authorities. The land which will house this new CCGT, to be built in the town of Lavos (Figueira da Foz), between Lisbon and Porto, has a surface area of 208,000 square metres.

• IBERDROLA Inmobiliaria is to invest E150.3 million to acquire and manage a site for industrial and tertiary use located in the north of the city of Seville.

• The President of the Valencia regional government, Francisco Camps, the Mayor of Valencia, Rita Barberá, and IBERDROLA Chairman, Ignacio Galán, attended the inauguration of IBERDROLA’s new headquarters in Valencia. The ceremony was also attended by noteworthy figures from economic, political and social circles in Valencia.

• IBERDROLA wins the “Best idea of the year” prize for its wave energy project. This initiative, part of the Company’s strategy to develop new renewable energies, consists of building a wave power plant in Santoña (Cantabria).

• IBERDROLA participated in the XV International Congress for Liquid Natural Gas held at the Barcelona international congress centre. This is the most important international event in the LNG industry.

25

May

• As part of his first visit to the Scottish company’s facilities, the Chairman of IBERDROLA and ScottishPower, Ignacio Galán, met with the new First Minister of Scotland, Alex Salmond, in one of his first public engagements since taking office.

Ewan McMillan, head of operations at the Longannet plant, Ignacio Galán, Chairman of IBERDROLA and ScottishPower, Alex Salmond, First Minister of Scotland and José Luis del Valle, head of strategy and development at IBERDROLA and CEO of ScottishPower.

• IBERDROLA plans to float 20% of its renewables subsidiary, IBERENOVA, via a capital increase scheduled for the last quarter of 2007. The subsidiary will in this way raise the growth and development funds it needs without jeopardising the financial strength of the IBERDROLA Group, one of its basic strategic priorities. Prior to the listing, all IBERDROLA and ScottishPowers’ renewables businesses will be contributed to IBERENOVA, i.e. over 6,500 MW of operational capacity and a development pipeline amounting to almost 38,000 MW.

26

• IBERDROLA commissions the wind farm at Los Almendros. Following investment of almost E27 million, this wind farm consists of 12 wind turbines each with capacity of 1.7 MW, bringing total installed capacity to 20.04 MW.

• IBERDROLA awarded the Doñana prize for Sustainable Company. These prizes are awarded to the companies making the greatest contribution to sustainability in Andalusia. This new award underscores the Company’s contribution to sustainability in its economic, environmental and social aspects.

• IBERDROLA Inmobiliaria unveils its first bioclimatic and ecological homes in Granada. These homes will eliminate the need for air-conditioning and generate 37% savings in central heating compared to a conventional house, cutting annual gas, electricity and water bills by up to 30%.

Bioclimatic homes

27

• The Spanish team, Desafío Español 2007, broke ground when it reached the semi-finals in the Louis Vuitton Cup. Following its performance in the Louis Vuitton Cup’s two Round Robins, the Spanish team qualified for the semi-finals for the first time in its history in the America’s Cup.

• IBERDROLA has signed a long-term agreement with the National Grid to acquire annual regasification capacity of up to 2.75 bcm in the UK from October 2010 on.

• IBERDROLA Ingeniería lands a contract for the construction of a photovoltaic solar plant in Cáceres. This new 10 MW facility, to be called Talayuela PV, will occupy 60-hectare site and is slated to come on stream in the first quarter of 2008.

• IBERDROLA entered the German market when it was awarded one million mega watt hours (MWh) of gas in an auction organised by E.On-Rurhgas. The gas will be delivered to the Company from the fourth quarter of 2007 until 2010 at the entry point to the German Waidhaus network on the border with the Czech Republic.

• During a technical seminar held at the Euskalduna Palace in Bilbao, IBERDROLA unveiled its Innovation Network, an initiative falling under the framework of its committed strategic vocation for research, development and innovation (RDI). The Company’s Strategic Plan calls for investment of around 200 million in RDI over the next three years.

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Toll-free dedicated shareholder line

900 10 00 19

E-mail address

accionistas@iberdrola.com

Web site

www.iberdrola.com

Shareholder Attention Office

Gardoqui, 8—48008 Bilbao

IBERDROLA
ScottishPower
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